SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2019

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Ambev S.A.

Interim consolidated
financial statements at
September 30 2019
and report on review

Report on review interim

consolidated financial statements

To the Board of Directors and Stockholders

Ambev S.A.

Introduction

We have reviewed the accompanying interim consolidated balance sheets of Ambev S.A and its subsidiaries as at September 30, 2019 and the related interim consolidated income statements and interim consolidated statements of comprehensive income for the quarter and nine-month period then ended, and the interim consolidated statements of changes in equity and interim consolidated cash flows statements for the nine-month period then ended, and a summary of significant accounting policies and other explanatory notes.

Management is responsible for the preparation and fair presentation of these interim consolidated financial statements in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC), and International Accounting Standard (IAS) 34 - Interim Financial Reporting, of the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these interim consolidated financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim consolidated financial statements referred to above do not present fairly, in all material respects, the financial position of Ambev S.A. and its subsidiaries as at September 30, 2019, and the consolidated financial performance for the quarter and nine-month period then ended and the consolidated cash flows for the nine-month period then ended, in accordance with CPC 21 and IAS 34.

2

Ambev S.A.

Other matters

Audit and review of prior year information

The interim consolidated financial statements referred to above includes accounting information corresponding to the consolidated balance sheet at December 31, 2018, and the related consolidated statement of income and comprehensive income for the quarter and nine month periods ended September 30, 2018, and the consolidated changes in equity and cash flow for the nine month period ended September 30, 2018. These information were previously restated as a result of the matters described in Note 3.

The consolidated statement of income and comprehensive income for the quarter and nine month periods ended September 30, 2018, and the consolidated changes in equity and cash flow for the six month period ended September 30, 2018 were reviewed and the consolidated balance sheet at December 31, 2018 was audited by other independent auditors, who have issued unqualified review report and unqualified audit opinion, both dated May 6, 2019.

São Paulo, November 4, 2019

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Alessandro Marchesino de Oliveira

CRC 1SP265450/O-8

3

INTERIM CONSOLIDATED FINANCIAL STATEMENTS - AMBEV S.A.

Interim Consolidated Balance Sheets

(All amounts in thousands of reais unless otherwise stated)

Assets	Note	09/30/2019	12/31/2018(i) (restated)	01/01/2018(i) (restated)

Cash and cash equivalents	5	15,016,914	11,463,498	10,354,527
Investment securities	6	14,304	13,391	11,883
Derivative financial instruments	20	350,401	220,032	350,036
Trade receivable		4,236,257	4,879,256	4,406,372
Inventories	7	5,978,812	5,401,793	4,318,973
Income tax and social contributions recoverable		737,248	1,285,424	2,953,452
Other recoverable taxes		1,808,616	863,290	600,165
Other assets		861,474	1,202,921	1,367,282
Current assets		29,004,026	25,329,605	24,362,690

Investment securities	6	166,068	147,341	121,956
Derivative financial instruments	20	-	34,900	35,188
Income tax and social contributions recoverable		3,721,451	3,834,413	2,312,664
Other recoverable taxes		616,294	539,795	225,036
Deferred tax assets	8	3,761,761	2,064,742	2,310,906
Other assets		1,615,022	1,687,419	1,964,424
Employee benefits		69,271	64,285	58,443
Investments in joint ventures		303,511	257,135	237,961
Property, plant and equipment	9	21,597,197	21,638,008	20,705,145
Intangible		6,328,636	5,840,598	4,674,704
Goodwill	10	35,292,080	34,276,176	31,401,874
Non-current assets		73,471,291	70,384,812	64,048,301

Total assets		102,475,317	95,714,417	88,410,991

(i) 2018 restated to reflect the impact of adoption of IFRS 16 under the full retrospective application (Note 3).

The accompanying notes are an integral part of these interim consolidated financial statements.

Ambev S.A.

Interim Consolidated Balance Sheets (continued)

(All amounts in thousands of reais unless otherwise stated)

Equity and liabilities	Note	09/30/2019	12/31/2018(i) (restated)	01/01/2018(i) (restated)

Trade payables		12,394,359	14,050,045	11,853,928
Derivative financial instruments	20	310,499	679,298	215,090
Interest-bearing loans and borrowings	11	1,719,831	1,941,221	1,699,358
Bank overdrafts	5	-	-	1,792
Wages and salaries		957,856	851,619	1,047,182
Dividends and interest on shareholders’ equity payable		986,994	806,981	1,778,633
Income tax and social contribution payable		1,520,831	1,558,589	1,668,407
Taxes and contributions payable		2,332,796	3,781,622	3,825,440
Put option granted on subsidiary and other liabilities		1,475,901	1,366,589	6,807,925
Provisions	12	143,268	172,997	168,957
Current liabilities		21,842,335	25,208,961	29,066,712

Trade payables		337,271	126,142	175,054
Derivative financial instruments	20	459	2,450	2,434
Interest-bearing loans and borrowings	11	2,370,327	2,162,442	2,831,189
Deferred tax liabilities	8	2,368,661	2,424,567	2,329,229
Income tax and social contribution payable		2,033,395	2,227,795	2,418,027
Taxes and contributions payable		671,412	675,564	771,619
Put option granted on subsidiary and other liabilities		2,888,736	2,661,799	429,102
Provisions	12	464,588	426,227	512,580
Employee benefits		2,476,681	2,343,662	2,310,685
Non-current liabilities		13,611,530	13,050,648	11,779,919

Total liabilities		35,453,865	38,259,609	40,846,631

Equity	13
Issued capital		57,866,759	57,710,202	57,614,140
Reserves		70,120,665	70,122,561	63,298,135
Carrying value adjustments		(70,901,001)	(71,584,756)	(74,966,573)
Retained earnings		8,665,336	-	(355,383)
Equity attributable to equity holders of Ambev		65,751,759	56,248,007	45,590,319
Non-controlling interests		1,269,693	1,206,801	1,974,041
Total Equity		67,021,452	57,454,808	47,564,360

Total equity and liabilities		102,475,317	95,714,417	88,410,991

(i) 2018 restated to reflect the impact of adoption of IFRS 16 under the full retrospective application (Note 3).

The accompanying notes are an integral part of these interim consolidated financial statements.

Ambev S.A.

Interim Consolidated Income Statements

(All amounts in thousands of reais unless otherwise stated)

		Nine-month period ended:		Three-month period ended:
	Note	09/30/2019	09/30/2018 (i) (restated)	09/30/2019	09/30/2018 (i) (restated)

Net sales	15	36,742,911	34,213,507	11,957,652	11,063,743
Cost of sales		(15,298,734)	(13,204,058)	(5,229,732)	(4,365,818)
Gross profit		21,444,177	21,009,449	6,727,920	6,697,925

Distribution expenses		(4,994,743)	(4,715,761)	(1,717,853)	(1,548,656)
Sales and marketing expenses		(4,196,538)	(4,347,199)	(1,360,307)	(1,310,673)
Administrative expenses		(2,001,388)	(1,768,645)	(632,466)	(615,809)
Other operating income/(expenses), net	16	559,747	697,384	137,727	198,296
Exceptional items		(66,880)	16,868	(14,558)	(12,827)
Income from operations		10,744,375	10,892,096	3,140,463	3,408,256

Finance cost	17	(2,950,104)	(3,080,783)	(1,173,003)	(906,024)
Finance income	17	1,404,801	718,874	867,205	245,289
Net finance cost		(1,545,303)	(2,361,909)	(305,798)	(660,735)

Share of result of joint ventures		(11,115)	(100)	(8,248)	(3,272)
Income before income tax		9,187,957	8,530,087	2,826,417	2,744,249

Income tax expense	18	(1,218,603)	(646,096)	(222,032)	141,109
Net income		7,969,354	7,883,991	2,604,385	2,885,358

Attributable to:
Equity holders of Ambev		7,680,260	7,634,368	2,497,677	2,824,411
Non-controlling interests		289,094	249,623	106,708	60,947

Basic earnings per share – common - R$		0.4884	0.4857	0.1588	0.1797
Diluted earnings per share – common - R$		0.4843	0.4818	0.1576	0.1782

(i) 2018 restated to reflect the impact of adoption of IFRS 16 under the full retrospective application (Note 3).

The accompanying notes are an integral part of these interim consolidated financial statements.

Ambev S.A.

Interim Consolidated Statements of Comprehensive Income

(All amounts in thousands of reais unless otherwise stated)

	Nine-month period ended:		Three-month period ended:
	09/30/2019	09/30/2018(i)	09/30/2019	09/30/2018(i)
		(restated)		(restated)

Net income	7,969,354	7,883,991	2,604,385	2,885,358

Items that will not be recycled to profit or loss:
Full recognition of actuarial gains/(losses)	4,013	(7,605)	340	101

Items that may be recycled subsequently to profit or loss:
Exchange differences on translation of foreign operations (gains/(losses)
Investment hedge in foreign operations	-	(174,528)	-	(45,401)
Investment hedge - put option granted on subsidiary	(58,555)	(133,742)	(95,741)	(41,444)
Gains/losses on translation of other foreign operations	663,001	3,266,411	1,111,356	530,165
Gains/losses on translation of foreign operations	604,446	2,958,141	1,015,615	443,320

Cash flow hedge - gains/(losses)
Recognized in Equity (Hedge reserve)	802,486	2,036,460	515,519	860,079
Removed from Equity (Hedge reserve) and included in profit or loss	(683,259)	(785,904)	(58,868)	(423,719)
Total cash flow hedge	119,227	1,250,556	456,651	436,360

Other comprehensive (loss)/income	727,686	4,201,092	1,472,606	879,781

Total comprehensive income	8,697,040	12,085,083	4,076,991	3,765,139

Attributable to:
Equity holders of Ambev	8,371,303	11,680,034	3,902,001	3,704,228
Non-controlling interest	325,737	405,049	174,990	60,911

(i) 2018 restated to reflect the impact of adoption of IFRS 16 under the full retrospective application (Note 3).

The accompanying notes are an integral part of these interim consolidated financial statements. The consolidated statements of comprehensive income are presented net of income tax. The income tax effects of these items are disclosed in Note 8 - Deferred income tax and social contribution.

Ambev S.A.

Interim Consolidated Statements of Changes in Equity

(All amounts in thousands of reais unless otherwise stated)

	Attributable to equity holders of Ambev
	Capital	Capital reserves	Net income reserves	Retained earnings	Carrying value adjustments	Total	Non-controlling interests	Total equity
At December 31, 2018	57,710,202	54,781,194	15,434,093	-	(71,584,866)	56,340,623	1,206,801	57,547,424
Impact of the adoption of IFRS 16 (i)	-	-	(92,726)	-	110	(92,616)	-	(92,616)
At January 1, 2019 (restated) (i)	57,710,202	54,781,194	15,341,367	-	(71,584,756)	56,248,007	1,206,801	57,454,808

Net Income	-	-	-	7,680,260	-	7,680,260	289,094	7,969,354

Comprehensive income:
Gains/(losses) on translation of foreign operations	-	-	-	-	567,764	567,764	36,682	604,446
Cash flow hedges	-	-	-	-	119,253	119,253	(26)	119,227
Actuarial gains/(losses)	-	-	-	-	4,026	4,026	(13)	4,013
Total comprehensive income	-	-	-	7,680,260	691,043	8,371,303	325,737	8,697,040
Capital increase (Note 13)	156,557	(143,742)	-	-	-	12,815	-	12,815
Effect of application of IAS 29 (hyperinflation) (ii)	-	-	-	985,076	-	985,076	(1,934)	983,142
Gains/(losses) of controlling interest´s share	-	-	-	-	(352)	(352)	109,201	108,849
Tax on fictitious dividends	-	-	-	-	(6,936)	(6,936)	-	(6,936)
Dividends distributed	-	-	-	-	-	-	(370,112)	(370,112)
Purchase of shares and result on treasury shares	-	(17,342)	-	-	-	(17,342)	-	(17,342)
Share-based payments	-	159,188	-	-	-	159,188	-	159,188
At September 30, 2019	57,866,759	54,779,298	15,341,367	8,665,336	(70,901,001)	65,751,759	1,269,693	67,021,452

(i) As described in Note 3 - Summary of significant account police.

(ii) As described in Note 1 (b) Application of inflation accounting and Financial Reporting in Hyperinflationary Economies.

The accompanying notes are an integral part of these interim consolidated financial statements.

Ambev S.A.

Interim Consolidated Statements of Changes in Equity

(All amounts in thousands of reais unless otherwise stated)

	Attributable to equity holders of Ambev
	Capital	Capital reserves	Net income reserves	Retained earnings	Carrying value adjustments	Total	Non-controlling interests	Total equity
At December 31, 2017	57,614,140	54,700,909	8,660,235	-	(74,966,470)	46,008,814	1,974,041	47,982,855
Impact of the adoption of IFRS 15 (i)	-	-	-	(355,383)	-	(355,383)	-	(355,383)
Impact of the adoption of IFRS 16 (ii)	-	-	(63,009)	-	(103)	(63,112)	-	(63,112)
At January 1, 2018 (restated) (ii)	57,614,140	54,700,909	8,597,226	(355,383)	(74,966,573)	45,590,319	1,974,041	47,564,360

Net Income	-	-	-	7,634,368	-	7,634,368	249,623	7,883,991

Comprehensive income:
Gains/(losses) on translation of foreign operations	-	-	-	-	2,801,782	2,801,782	156,359	2,958,141
Cash flow hedges	-	-	-	-	1,250,776	1,250,776	(220)	1,250,556
Actuarial gains/(losses)	-	-	-	-	(6,892)	(6,892)	(713)	(7,605)
Total comprehensive income	-	-	-	7,634,368	4,045,666	11,680,034	405,049	12,085,083
Capital increase	96,062	(89,876)	-	-	-	6,186	-	6,186
Effect of application of IAS 29 (hyperinflation) (iii)	-	(9,272)	-	2,450,352	491,999	2,933,079	(1,481)	2,931,598
Gains/(losses) of controlling interest´s share (iv)	-	-	-	-	1,042,504	1,042,504	(1,085,373)	(42,869)
Tax on fictitious dividends	-	-	-	-	(6,931)	(6,931)	-	(6,931)
Dividends distributed	-	-	-	(2,515,101)	-	(2,515,101)	(227,617)	(2,742,718)
Purchase of shares and result on treasury shares	-	10,636	-	-	-	10,636	-	10,636
Share-based payments	-	124,320	-	-	-	124,320	-	124,320
Prescribed/(complement) dividends	-	-	-	(50)	-	(50)	-	(50)
At September 30, 2018 (restated) (ii)	57,710,202	54,736,717	8,597,226	7,214,186	(69,393,335)	58,864,996	1,064,619	59,929,615

(i) As described in Note 3 - Summary of significant account police.

(ii) 2018 restated to reflect the impact of adoption of IFRS 16 under the full retrospective application (Note 3).

(iii) As described in Note 1 (b) Application of inflation accounting and Financial Reporting in Hyperinflationary Economies. These effects did not contains the impact refers of income for the period, which is reflects in the income statement as net income, by the amount of R$273,415.

(iv) As described in Note 1 (b) Renegotiation of shareholders agreement from Tenedora.

The accompanying notes are an integral part of these interim consolidated financial statements.

Ambev S.A.

Interim Consolidated Cash Flow Statements

(All amounts in thousands of reais unless otherwise stated)

		Nine-month period ended:
	Note	09/30/2019	09/30/2018(ii)
			(restated)

Net income		7,969,354	7,883,991
Depreciation, amortization and impairment		3,411,113	3,179,988
Impairment losses on receivables and inventories		101,408	105,081
Additions/(reversals) in provisions and employee benefits		139,533	131,354
Net finance cost	17	1,545,303	2,361,909
Losses/(gain) on sale of property, plant and equipment and intangible assets		(59,180)	62,501
Equity-settled share-based payment expense	19	159,588	118,377
Income tax expense	18	1,218,603	646,096
Share of result of joint ventures		11,115	100
Other non-cash items included in the profit		(783,669)	(810,062)
Cash flow from operating activities before changes in working capital and use of provisions		13,713,168	13,679,335

(Increase)/decrease in trade and other receivables		253,111	425,374
(Increase)/decrease in inventories		(653,589)	(989,975)
Increase/(decrease) in trade and other payables		(2,082,369)	(1,892,672)
Cash generated from operations		11,230,321	11,222,062

Interest paid		(336,051)	(420,358)
Interest received		394,305	515,359
Dividends received		2,245	1,102
Income tax paid		(2,544,414)	(1,762,499)
Cash flow from operating activities		8,746,406	9,555,666

Proceeds from sale of property, plant and equipment and intangible assets		67,186	40,234
Proceeds from sale of subsidiaries operations		203,557	-
Acquisition of property, plant and equipment and intangible assets		(3,065,552)	(2,218,154)
Acquisition of subsidiaries, net of cash acquired		(79,264)	(141,992)
Acquisition of other investments		(45,484)	(5,000)
Investment in short term debt securities and net proceeds/(acquisition) of debt securities		(9,246)	(17,358)
Net proceeds/(acquisition) of other assets		2,867	(38,421)
Cash flow from investing activities		(2,925,936)	(2,380,691)

Capital increase		12,815	6,186
Capital increase of non-controlling interest		2,275	-
Proceeds/(repurchase) of treasury shares		(17,016)	6,355
Acquisition of non-controlling interest		(471)	(3,060,537)
Proceeds from borrowings		900,050	5,092,994
Repayment of borrowings		(1,136,386)	(2,962,515)
Cash net of finance costs other than interests		(1,105,901)	(580,912)
Payment of lease liabilities		(363,814)	(437,769)
Dividends and Interest on shareholder´s equity paid		(227,032)	(3,684,846)
Cash flow from financing activities		(1,935,480)	(5,621,044)

Net increase/(decrease) in cash and cash equivalents		3,884,990	1,553,931
Cash and cash equivalents less bank overdrafts at beginning of year (i)		11,463,498	10,352,735
Effect of exchange rate fluctuations		(331,574)	295,349
Cash and cash equivalents less bank overdrafts at end of year (i)		15,016,914	12,202,015

(i) Net of bank overdrafts.

(ii) 2018 restated to reflect the impact of adoption of IFRS 16 under the full retrospective application (Note 3).

The accompanying notes are an integral part of these interim consolidated financial statements.

Ambev S.A.

Notes to the interim consolidated financial statements

As at September 30, 2019

(All amounts in thousands of reais unless otherwise stated)

1.	Corporate information
2.	Statement of compliance
3.	Summary of significant accounting policies
4.	Use of estimates and judgments
5.	Cash and cash equivalents
6.	Investment securities
7.	Inventories
8.	Deferred income tax and social contribution
9.	Property, plant and equipment
10.	Goodwill
11.	Interest-bearing loans and borrowings
12.	Provisions
13.	Changes in equity
14.	Segment reporting
15.	Net sales
16.	Other operating income/(expenses)
17.	Finance cost and income
18.	Income tax and social contribution
19.	Share-based payments
20.	Financial instruments and risks
21.	Collateral and contractual commitments with suppliers, advances from customers and other
22.	Contingent liability
23.	Non-cash items
24.	Related parties

Ambev S.A.

Notes to the interim consolidated financial statements

As at September 30, 2019

(All amounts in thousands of reais unless otherwise stated)

1.   CORPORATE INFORMATION

(a)  Description of business

Ambev S.A. (referred to as the “Company” or “Ambev”), is headquartered in São Paulo, Brazil, and either directly or through participation in other companies, produces and sells beer, draft beer, soft drinks, other non-alcoholic beverages, malt and food in general, as well as advertising its own and third-party products, selling promotional and advertising materials and direct or indirect exploitation of bars, restaurants, snack bars and other establishments.

The Company’s shares and ADR’s (American Depositary Receipts) are listed on the B3 S.A.- Brasil, Bolsa, Balcão as “ABEV3” and on the New York Stock Exchange (NYSE) as “ABEV”.

The Company’s direct controlling shareholders are Interbrew International B.V. (“IIBV”), AmBrew S.A. (“Ambrew”), both subsidiaries of Anheuser-Busch InBev N.V. (“AB InBev”) and Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (“Fundação Zerrenner”).

The interim financial statements were approved by the Board of Directors on October 24, 2019.

(b)  Major corporate events in 2019 and 2018:

Application of inflation accounting and financial reporting in hyperinflationary economies

In June 2018, the Argentinean peso underwent a severe devaluation resulting in cumulative inflation for three years exceeding 100%, thereby triggering the requirement to transition to hyperinflation accounting as prescribed by IAS 29 Financial Reporting in Hyperinflationary Economies as of 1 January 2018 (the beginning of the reporting period which the hyperinflation have been considered).

Under IAS 29, the non-monetary assets and liabilities, the equity and the income statement of subsidiaries operating in hyperinflationary economies are restated for changes in the general purchasing power of the local currency applying a general price index.

Ambev S.A.

Notes to the interim consolidated financial statements

As at September 30, 2019

(All amounts in thousands of reais unless otherwise stated)

The financial statements of an entity whose functional currency is the currency of a hyperinflationary economy, whether they are based on a historical cost approach or a current cost approach, must be stated in terms of the measuring unit current at the end of the reporting period and conversion into Brazilian Real at the period-closing exchange rate.

Consequently, the Company has applied hyperinflation accounting for its Argentinean subsidiaries in these consolidated interim financial statements, applying the IAS 29 rules as follows:

•

hyperinflation accounting was applied as of 1 January 2018 (under paragraph 4 of IAS 29, the standard applies to the financial statements of any entity from the beginning of the reporting period in which it identifies the existence of hyperinflation);

•

non-monetary assets and liabilities stated at historical cost (e.g. property plant and equipment, intangible assets, goodwill, etc.) and equity were restated using an inflation index. The hyperinflation impacts resulting from changes in the general purchasing power until 31 December 2017 were reported in retained earnings and the impacts of changes in the general purchasing power from 1 January 2018 were reported through the income statement on a dedicated account for hyperinflation monetary adjustments in the finance line (see also Note 17 - Finance cost and income). Under paragraph 3 of IAS 29, there is no general price index, but judgement may be exercised when restatement of financial statements becomes necessary. As a result, the index used was based on Resolution 539/18 issued by Argentine Federation of Professional Boards on Economic Sciences: i) from January 1, 2017 onwards the national IPC (national consumer price index) and; ii) to December 31,2016 the IPIM (wholesale price index).

•

the income statement was adjusted at the end of each reporting period using the change in the general price index and is converted at the closing exchange rate of each period (rather than the year to date average rate for non-hyperinflationary economies), thereby restating the year-to-date income statement account both for the inflation index and currency conversion;

•

the income statements for the prior year and the first two quarters of 2018 and the balance sheet of the Argentinean subsidiaries were not restated. Under paragraph 42 (b) of IAS 21, when amounts are translated into the currency of a non-hyperinflationary economy, comparative amounts will be those that were presented as current year amounts in the relevant prior year financial statements (i.e. not adjusted for subsequent changes in the price level or subsequent changes in exchange rates).

Ambev S.A.

Notes to the interim consolidated financial statements

As at September 30, 2019

(All amounts in thousands of reais unless otherwise stated)

Information Released by the Press

During this quarter, there were news reports based on alleged leaks of statements by Mr. Antonio Palocci in a classified legal procedure to which the Company did not have access. As previously stated in a press release dated August 9, 2019, the Company, consistent with its Code of Business Conduct, reaffirms its commitment towards ethics and lawfulness and continues taking proper measures to review and monitor this matter.

Exchange contracts for future financial flows - equity swap

On May 15, 2018 Ambev's Board of Directors approved the execution, by the Company or its subsidiaries, of equity-swap contracts through financial institutions to be defined by the Company's Management, having as their underlying asset shares issued by the Company or ADR’s, without losses on the liquidation, within the regulatory term, of the contracts still in force. The settlement of the approved equity-swap contracts will occur within a maximum period of 18 months from approval, such contracts may result in exposure up to 80 million common shares (of which all or part may be through ADR's), with a limit value up to R$1.8 billion.

On December 20, 2018, the Board of Directors of Ambev approved the conclusion of new equity-swap contracts, without prejudice to the liquidation, within the regulatory term, of the equity-swap contracts still in force. The settlement of the new approved equity-swap contracts will occur within a maximum period of 18 months from approval, and such contracts may result in exposure up to 80 million common shares (of which all or part may be through ADRs), with a limit value up to R$1.5 billion.

On May 15, 2019, the Board of Directors of Ambev approved the conclusion of new equity-swap contracts, without prejudice to the liquidation, within the regulatory term, of the equity-swap contracts still in force. The settlement of the new approved equity-swap contracts will occur within a maximum period of 18 months from approval, and such contracts may result in exposure up to 80 million common shares (of which all or part may be through ADRs), with a limit value up to R$1.5 billion, in addition to contracts already executed in the context of the approvals of May 15, 2018 and December 20, 2018, and which have not yet been settled on the date of approval, may result in an exposure up to 137,394,353 common shares (all or part of which may be through ADRs).

Ambev S.A.

Notes to the interim consolidated financial statements

As at September 30, 2019

(All amounts in thousands of reais unless otherwise stated)

Addendum to the Agreement with PepsiCo

The long-term agreement with PepsiCo, under which the Company has the exclusive right to bottle, sell and distribute certain brands on PepsiCo’s portfolio of soft drinks in Brazil, including Pepsi Cola, Gatorade, H2OH! and Lipton Ice Tea, was amended in October 2018 to reflect certain changes in the trade agreement between the parties. The new terms of the agreement were approved by CADE in December 2018 and became effective as of January 1, 2019. The agreement will be in force until December 31, 2027.

Sale of subsidiary

On June 8, 2018 the Company concluded the sale of all shares of the subsidiary Barbados Bottling Co. Limited, active in the soft drink segment, in the amount of US$53 million, corresponding to R$179 million. As a result of this transaction the Company recorded a gain of US$22 million, corresponding to R$75 million on the transaction date and to R$79 million in December 31, 2018, in the income statement as an exceptional item.

Perpetual licensing agreement with Quilmes

In September 2017, Quilmes, a subsidiary of Ambev, entered into an agreement whereby AB InBev would grant a perpetual license to Quilmes in Argentina for Budweiser and other North American brands upon the recovery of the distribution rights by AB InBev from the Chilean company Compañia Cervecerías Unidas S.A. - CCU. The agreement also foresaw the transfer of the brewery of Cerveceria Argentina Sociedad Anonima Isenbeck by AB InBev to Quilmes and the transfer of some Argentinean brands (Norte, Iguana and Baltica) and related business assets along with US$50 million by Quilmes to CCU. The transaction was closed on May 2, 2018, following approval, on April 27, 2018, by the Argentinean antitrust authority (Comisión Nacional de Defensa de la Competencia) of the main transaction documents and verification of other usual conditions closing. The Company recorded a gain of 306 million Argentinean pesos, corresponding to R$50 million on the transaction date and to R$30 million as at December 31, 2018 in the income statement as a result of the application of the accounting practice for the exchange of assets involving transactions under common control as an exceptional item.

Renegotiation of shareholders agreement from Tenedora

On December 1, 2017, Ambev  informed  its  shareholders  and  the  general  market  that E. León Jimenes, S.A. (“ELJ”), partner of Ambev in Tenedora, S.A. (“Tenedora”), which holds almost all the shares of Cervecería Nacional Dominicana, S.A (“CND”), would exercise partially, as provided for in the shareholders’ agreement of Tenedora, a put option with relation to approximately 30% of the capital stock by Tenedora. As a result, the Company will pay to ELJ the amount of USD 926.5 million and would be the holder of approximately 85% of Tenedora, and ELJ will remain with 15% interest of CND. Considering the strategic importance of alliance with the ELJ, the Board of Directors of Ambev approved a change to the date of the call option term from 2019 to 2022. The transaction was subject to certain conditions precedent that was concluded on January 18, 2018.

Ambev S.A.

Notes to the interim consolidated financial statements

As at September 30, 2019

(All amounts in thousands of reais unless otherwise stated)

2.   STATEMENT OF COMPLIANCE

The consolidated financial statements have been prepared using the accounting basis of going concern and are being presented in accordance with IAS 34 - Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The information does not meet all disclosure requirements for the presentation of full annual financial statements and thus should be read in conjunction with the consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) for the year ended December 31, 2018. To avoid duplication of disclosures which are included in the annual financial statements, the following notes were not subject to full filling:

(a)   Summary of significant accounting policies (Note 3);

(b)  Exceptional items (Note 8);

(c)   Payroll and related benefits (Note 9);

(d)  Additional information on operating expenses by nature (Note 10);

(e)   Goodwill (Note 14);

(f)   Intangible (Note 15);

(g)  Investment securities (Note 16);

(h)  Trade receivables (Note 19);

(i)    Changes in equity (Note 21);

(j)    Interest-bearing loans and borrowings (Note 22);

(k)  Employee benefits (Note 23);

(l)    Trade payables (Note 25);

(m)  Contingent liabilities (Note 29);

(n)  Group Companies (Note 32);

(o)  Insurance (Note 33)

Ambev S.A.

Notes to the interim consolidated financial statements

As at September 30, 2019

(All amounts in thousands of reais unless otherwise stated)

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

There were no significant changes in accounting policies and calculation methods used for the financial statements as at September 30, 2019, in relation to those presented in the financial statements for the year ended December 31, 2018, except for the policy described below:

IFRS 16 Leases (effective from annual periods beginning on or after January 1, 2019) replaces the current lease accounting requirements and introduces significant changes in the accounting, this change removes the distinction between operating and finance leases under IAS 17 Leases and related interpretations, and requires a lessee to be recognized as right-of-use asset and a liability classified according to the contract period.

Having adopted the standard as of January 1, 2019, the Company has adopted the retrospectively presentation for the consolidated financial statements. The impact to the financial statements is demonstrated below:

- Recognition of right-of-use assets and lease liabilities in the balance sheet, initially measured at the present value of future lease payments;

- Recognition of depreciation expenses of right-of-use assets in the income statement;

- Recognition of interest expenses in the financial result on the lease liabilities in the income statement; and

- Segregation of the payment of the leases by a principal portion presented within the financing activities and an interest component presented within the operational activities in the cash flows.

The new lease definitions have been applied to all identified contracts in effect on the date of adoption of the standard. IFRS 16 determines that the contract contains a lease if it transmits to the lessee the right to control the use of the identified asset for a period of time by exchange of counter payments.

The Company carried out an inventory of the contracts, evaluating whether or not they contain a lease in accordance with IFRS 16. This analysis identified impacts mainly related to the leasing operations of real estate from third parties, trucks, cars, forklifts and servers.

Ambev S.A.

Notes to the interim consolidated financial statements

As at September 30, 2019

(All amounts in thousands of reais unless otherwise stated)

Short-term (12 months or less) and low value (USD 5,000 or less) leases were not subject to this analysis, as permitted by the standard. For these contracts, the Company will continue to recognize a lease expense on a straight-line basis.

When measuring lease liabilities, the Company discounted lease payments using incremental borrowing rates at January 1, 2019. The weighted average rate applied is 12.6%.

The Company has adopted the presentation retrospectively for the consolidated financial statements. The tables below summarize the impacts on the adoption of the standard in the balance sheet, income statement, statement of comprehensive income and statement of cash flows:

			12/31/2018			01/01/2018
Consolidated Balance Sheets	Originally	IFRS16	Restated	Originally	IFRS16	Restated
Assets	Submitted			Submitted

Current assets	25,329,605	-	25,329,605	24,362,690	-	24,362,690

Deferred tax assets	2,017,475	47,267	2,064,742	2,279,339	31,567	2,310,906
Investments in joint ventures	257,135	-	257,135	237,961	-	237,961
Property, plant and equipment	20,096,996	1,541,012	21,638,008	18,822,327	1,882,818	20,705,145
Other items, not restated	46,424,927	-	46,424,927	40,794,289	-	40,794,289
Non-current assets	68,796,533	1,588,279	70,384,812	62,133,916	1,914,385	64,048,301

Total assets	94,126,138	1,588,279	95,714,417	86,496,606	1,914,385	88,410,991

Equity and liabilities

Interest-bearing loans and borrowings	1,560,630	380,591	1,941,221	1,321,122	378,236	1,699,358
Other items, not restated	23,267,740	-	23,267,740	27,367,354	-	27,367,354
Current liabilities	24,828,370	380,591	25,208,961	28,688,476	378,236	29,066,712

Interest-bearing loans and borrowings	862,138	1,300,304	2,162,442	1,231,928	1,599,261	2,831,189
Other items, not restated	10,888,206	-	10,888,206	8,948,730	-	8,948,730
Non-current liabilities	11,750,344	1,300,304	13,050,648	10,180,658	1,599,261	11,779,919

Total liabilities	36,578,714	1,680,895	38,259,609	38,869,134	1,977,497	40,846,631

Equity

Reserves	70,215,287	(92,726)	70,122,561	63,361,144	(63,009)	63,298,135
Carrying value adjustments	(71,584,866)	110	(71,584,756)	(74,966,470)	(103)	(74,966,573)
Other items, not restated	57,710,202	-	57,710,202	57,258,757	-	57,258,757
Equity attributable to equity holders of Ambev	56,340,623	(92,616)	56,248,007	45,653,431	(63,112)	45,590,319
Non-controlling interests	1,206,801	-	1,206,801	1,974,041	-	1,974,041
Total Equity	57,547,424	(92,616)	57,454,808	47,627,472	(63,112)	47,564,360

Total equity and liabilities	94,126,138	1,588,279	95,714,417	86,496,606	1,914,385	88,410,991

Ambev S.A.

Notes to the interim consolidated financial statements

As at September 30, 2019

(All amounts in thousands of reais unless otherwise stated)

	Nine-month period ended:			Three-month period ended:
			09/30/2018	09/30/2018
Consolidated Income Statements	Originally	IFRS16	Restated	Originally	IFRS16	Restated
	Submitted			Submitted

Cost of sales	(13,218,694)	14,636	(13,204,058)	(4,370,713)	4,895	(4,365,818)
Other items, not restated	34,213,507	-	34,213,507	11,063,743	-	11,063,743
Gross profit	20,994,813	14,636	21,009,449	6,693,030	4,895	6,697,925

Distribution expenses	(4,790,976)	75,215	(4,715,761)	(1,575,691)	27,035	(1,548,656)
Sales and marketing expenses	(4,365,928)	18,729	(4,347,199)	(1,316,950)	6,277	(1,310,673)
Administrative expenses	(1,772,008)	3,363	(1,768,645)	(617,105)	1,296	(615,809)
Other items, not restated	714,252	-	714,252	185,469	-	185,469
Income from operations	10,780,153	111,943	10,892,096	3,368,753	39,503	3,408,256

Finance cost	(2,923,315)	(157,468)	(3,080,783)	(856,369)	(49,655)	(906,024)
Other items, not restated	718,874	-	718,874	245,289	-	245,289
Net finance cost	(2,204,441)	(157,468)	(2,361,909)	(611,080)	(49,655)	(660,735)

Share of result of joint ventures	(100)	-	(100)	(3,272)	-	(3,272)
Income before income tax	8,575,612	(45,525)	8,530,087	2,754,401	(10,152)	2,744,249

Income tax expense	(661,716)	15,620	(646,096)	137,705	3,404	141,109
Net income	7,913,896	(29,905)	7,883,991	2,892,106	(6,748)	2,885,358

Attributable to:
Equity holders of Ambev	7,664,273	(29,905)	7,634,368	2,831,159	(6,748)	2,824,411
Non-controlling interests	249,623	-	249,623	60,947	-	60,947

Basic earnings per share – common - R$	0.4877	(0.0020)	0.4857	0.1801	(0.0005)	0.1797
Diluted earnings per share – common - R$	0.4838	(0.0020)	0.4818	0.1787	(0.0005)	0.1782

	Nine-month period ended:			Three-month period ended:
			09/30/2018	09/30/2018
Consolidated Statements of Comprehensive Income	Originally Submitted	IFRS16	Restated	Originally Submitted	IFRS16	Restated

Net income	7,913,896	(29,905)	7,883,991	2,892,106	(6,748)	2,885,358

Gains/losses on translation of foreign operations	2,957,864	277	2,958,141	442,272	1,048	443,320

Other items, not restated	1,242,951	-	1,242,951	436,461	-	436,461

Total comprehensive income	12,114,711	(29,628)	12,085,083	3,770,839	(5,700)	3,765,139
Attributable to:
Equity holders of Ambev	11,709,662	(29,628)	11,680,034	3,709,928	(5,700)	3,704,228
Non-controlling interest	405,049	-	405,049	60,911	-	60,911

Ambev S.A.

Notes to the interim consolidated financial statements

As at September 30, 2019

(All amounts in thousands of reais unless otherwise stated)

	Nine-month period ended:			Three-month period ended:
			09/30/2018	09/30/2018
Consolidated Cash Flow Statements	Originally Submitted	IFRS16	Restated	Originally Submitted	IFRS16	Restated

Net income	7,913,896	(29,905)	7,883,991	2,892,106	(6,748)	2,885,358
Depreciation, amortization and impairment	2,861,299	318,689	3,179,988	1,068,990	103,209	1,172,199
Net finance cost	2,204,441	157,468	2,361,909	611,080	49,655	660,735
Income tax expense	661,716	(15,620)	646,096	(137,705)	(3,404)	(141,109)
Share of result of joint ventures	100	-	100	3,272	-	3,272
Other items, not restated	(392,749)	-	(392,749)	(119,836)	-	(119,836)
Cash flow from operating activities before changes in working capital and use of provisions	13,248,703	430,632	13,679,335	4,317,907	142,712	4,460,619

Cash generated from operations	10,791,430	430,632	11,222,062	4,729,846	142,712	4,872,558

Cash flow from operating activities	9,125,034	430,632	9,555,666	5,257,317	142,712	5,400,029

Payment of lease liabilities	(7,139)	(430,630)	(437,769)	(2,675)	(142,710)	(145,385)
Cash flow from financing activities	(5,190,414)	(430,630)	(5,621,044)	(2,634,612)	(142,710)	(2,777,322)

Other items, not restated	(2,380,691)	-	(2,380,691)	(996,589)	-	(996,589)

Net increase/(decrease) in cash and cash equivalents	1,553,929	2	1,553,931	1,626,116	2	1,626,118
Effect of exchange rate fluctuations	295,351	(2)	295,349	295,351	(2)	295,349

(a)  Basis of preparation and measurement

The interim financial statements are presented in thousands of Brazilian Real (“R$”), unless otherwise indicated, rounded to the nearest thousand indicated. Depending on the applicable IFRS requirement, the measurement basis used in preparing the interim financial statements is historical cost, net realizable value, fair value or recoverable amount.

(b)  Recently issued IFRS

(b.1) Uncertainty over Income Tax Treatment - IFRIC 23

The interpretation is applicable when there are uncertainties as to the acceptance of the treatment by the Fiscal Authority. If acceptance is not likely, the values of tax assets and liabilities should be adjusted to reflect the best resolution of the uncertainty.

The Company has evaluated the changes introduced by this new standard and based on the analysis carried out, did not identify material changes that have an impact on its consolidated interim financial information, or alter the recognition and measurement of uncertainties about tax treatment of income.

Ambev S.A.

Notes to the interim consolidated financial statements

As at September 30, 2019

(All amounts in thousands of reais unless otherwise stated)

Other Standards, Interpretations and Amendments to Standards

There are no Other Standards, Interpretations and Amendments to Standards that are not yet effective that would be expected to have material impact on the Company consolidated interim financial information.

4.   USE OF ESTIMATES AND JUDGMENTS

The preparation of interim financial statements in conformity with IFRS requires Management to make judgments, estimates and assumptions that affect the application of accounting practices and the reported amounts of assets and liabilities, income and expenses. The estimates and judgments are based on past experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for decision making regarding the judgments about carrying amounts of assets and liabilities that are not readily evident from other sources. Actual results may differ from these estimates.

The estimates and assumptions are reviewed on a regular basis. Changes in accounting estimates may affect the period in which they are realized, or future periods.

Although each of its significant accounting policies reflects judgments, assessments or estimates, the Company believes that the following accounting practices reflect the most critical judgments, estimates and assumptions that are important to its business operations and the understanding of its results:

(i) predecessor accounting;

(ii) business combinations;

(iii) impairment;

(iv) provisions;

(v) share-based payments;

(vi) employee benefits;

(vii) current and deferred tax;

(viii) joint arrangements;

(ix) measurement of financial instruments, including derivatives;

(x) inflation accounting and financial reporting in hyperinflationary economies; and

(xi) leasing operations.

The fair values of acquired identifiable intangibles of indefinite useful life are based on an assessment of future cash flows. Impairment analyses of goodwill and intangible assets with an indefinite life are performed at least annually and whenever a triggering event occurs, in order to determine whether the carrying value exceeds the recoverable amount.

Ambev S.A.

Notes to the interim consolidated financial statements

As at September 30, 2019

(All amounts in thousands of reais unless otherwise stated)

The Company uses its judgment to select a variety of methods including the net fair value of expenses approach and option valuation models and makes assumptions about the fair value of financial instruments that are mainly based on market conditions existing at each balance sheet date.

Actuarial assumptions are established to anticipate future events and are used in calculating pension and other long-term employee benefit expense and liability. These factors include assumptions with respect to interest rates, rates of increase in health care costs, rates of future compensation increases, turnover rates, and life expectancy.

The Company is subject to income tax in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income tax. There are some transactions and calculations for which the ultimate tax determination is uncertain. Some subsidiaries within the Company are involved in tax audits usually in relation to prior years. These audits are ongoing in various jurisdictions at the balance sheet date and, by their nature, these can take considerable time until its conclusion.

As described in Note 1 (b) Application of inflation accounting and financial reporting in hyperinflationary economies, under paragraph 3 of IAS 29, there are no a general price index, but allow to be executed judgement when restatement of financial statements  becomes necessary. That way, the index used was based in Resolution 539/18 issued by the Argentine Federation of Professional Boards on Economic Sciences: i) from January 1, 2017 onwards the national IPC (national consumer price index); ii) to December 31, 2016 the IPIM (wholesale price index).

5.   CASH AND CASH EQUIVALENTS

	09/30/2019	12/31/2018

Cash	129,203	594,995
Current bank accounts	4,529,869	4,875,673
Short term bank deposits (i)	10,357,842	5,992,830
Cash and cash equivalents	15,016,914	11,463,498

(i) The balance refers mostly to Bank Deposit Certificates - CDB, high liquidity, which are readily convertible into known amounts of cash and which are subject to an insignificant risk of change in value.

Current account balances included guarantee deposits in the amount of R$359 million as at September 30, 2019 (R$356 million on December 31, 2018) held by the subsidiary of Cuba, which are not freely transferable to the parent company for reasons of exchange restrictions.

Ambev S.A.

Notes to the interim consolidated financial statements

As at September 30, 2019

(All amounts in thousands of reais unless otherwise stated)

6.   INVESTMENTS SECURITIES

	09/30/2019	12/31/2018

Financial asset at fair value through profit or loss-held for trading	14,304	13,391
Current investments securities	14,304	13,391

Debt held-to-maturity (i)	166,068	147,341
Non-current investments securities	166,068	147,341

Total	180,372	160,732

(i) The balance refers substantially to Bank Deposit Certificates (CDB) linked to tax incentives and do not have  an immediate convertibility in a known amount of cash.

7.   INVENTORIES

	09/30/2019	12/31/2018

Finished goods	2,464,778	1,687,954
Work in progress	468,064	339,459
Raw material	2,197,821	2,517,305
Consumables	102,833	106,989
Spare parts and other	623,785	597,030
Prepayments	251,547	304,442
Impairment losses	(130,016)	(151,386)
	5,978,812	5,401,793

Write-offs and losses on inventories recognized in the income statement amounted to R$64,840 in the period ended on September 30, 2019 (R$57,513 in the period ended on September 30, 2018).

8.   DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

Deferred taxes for income tax and social contribution taxes are calculated on temporary differences between the tax bases of these taxes and the accounting calculation of the Company, among which, tax losses. The rates of these taxes in Brazil, which are expected at the realization of deferred taxes, are 25% for income tax and 9% for social contribution. For the other regions in which the Company operates, the expected rates are as follow:

Central America and the Caribbean	from 23% to 31%
Latin America - South (i)	from 14% to 30%
Canada	26%

(i) Amendments to Argentine tax legislation approved on December 29, 2017 affected the Company beginning in October 2018 and reduced the income tax rate in the first two years from 35% to 30% and, as a after, to 25%.

Ambev S.A.

Notes to the interim consolidated financial statements

As at September 30, 2019

(All amounts in thousands of reais unless otherwise stated)

Deferred tax assets are recognized to the extent that it is probable that future taxable profit is probable, which may be offset against temporary differences recorded currently, with a special emphasis on tax losses.

The amount of deferred income tax and social contribution by type of temporary difference is detailed as follows:

	09/30/2019			12/31/2018 (restated)
	Assets	Liabilities	Net	Assets	Liabilities	Net
Investment securities	9,971	-	9,971	10,010	-	10,010
Intangible	-	(1,078,638)	(1,078,638)	-	(1,031,160)	(1,031,160)
Employee benefits	691,282	(3,998)	687,284	614,842	-	614,842
Trade payables	2,307,453	(245,457)	2,061,996	1,807,744	(271,922)	1,535,822
Trade receivable	51,298	(3,566)	47,732	41,245	(2,274)	38,971
Derivatives	29,967	(300,713)	(270,746)	18,711	(304,178)	(285,467)
Interest-Bearing Loans and Borrowings	-	(5,437)	(5,437)	2,480	(78,480)	(76,000)
Inventories	316,150	(73,170)	242,980	266,732	(44,769)	221,963
Property, plant and equipment	185,993	(1,421,592)	(1,235,599)	109,643	(1,386,445)	(1,276,802)
Withholding tax over undistributed profits and royalties	-	(1,072,228)	(1,072,228)	-	(863,832)	(863,832)
Investments in joint ventures	-	(421,589)	(421,589)	-	(421,589)	(421,589)
Interest on shareholders' equity	1,139,682	-	1,139,682	-	-	-
Loss carryforwards	890,108	-	890,108	791,001	-	791,001
Provisions	375,765	(7,480)	368,285	363,122	(23,981)	339,141
Complement of income tax of foreign subsidiaries due in Brazil	-	(86,212)	(86,212)	-	-	-
Impact of the adoption of IFRS 16 (leasing operations)	55,634	(1,701)	53,933	47,267	-	47,267
Other items	78,475	(16,897)	61,578	50,568	(54,560)	(3,992)
Gross deferred tax assets / (liabilities)	6,131,778	(4,738,678)	1,393,100	4,123,365	(4,483,190)	(359,825)
Reclassification to net presentation	(2,370,017)	2,370,017	-	(2,058,623)	2,058,623	-
Net deferred tax assets / (liabilities)	3,761,761	(2,368,661)	1,393,100	2,064,742	(2,424,567)	(359,825)

The Company only offsets the balances of deferred income tax and social contribution assets against liabilities to net presentation when they are within the same entity, of the same nature and expected to be realized in the same period.

Ambev S.A.

Notes to the interim consolidated financial statements

As at September 30, 2019

(All amounts in thousands of reais unless otherwise stated)

At September 30, 2019 the assets and liabilities deferred taxes related to combined tax losses had an expected utilization or settlement by temporary differences as follows:

	09/30/2019
Deferred taxes not related to tax losses	to be realized until 12 months	to be realized after 12 months	Total

Investment securities	-	9,971	9,971
Intangible	(1,223)	(1,077,415)	(1,078,638)
Employee benefits	81,777	605,507	687,284
Trade payables	(196,395)	2,258,391	2,061,996
Trade receivable	46,476	1,256	47,732
Derivatives	(132,424)	(138,322)	(270,746)
Interest-bearing loans and borrowings	-	(5,437)	(5,437)
Inventories	254,913	(11,933)	242,980
Property, plant and equipment	(113,708)	(1,121,891)	(1,235,599)
Withholding tax over undistributed profits and royalties	(83,559)	(988,669)	(1,072,228)
Investments in joint ventures	-	(421,589)	(421,589)
Interest on shareholders' equity	1,139,682	-	1,139,682
Provisions	199,556	168,729	368,285
Complement of income tax of foreign subsidiaries due in Brazil	(86,212)	-	(86,212)
Impact of the adoption of IFRS 16 (leasing operations)	-	53,933	53,933
Other items	(523)	62,101	61,578
Total	1,108,360	(605,368)	502,992

The majority of tax losses and negative social contribution bases on which deferred income tax and social contribution were calculated do not have a limitation period. Their use is based on the projection of the future existence of taxable profits, according to the reality of the past years and to the projections of the Company's business in the economies where it is located, in compliance, therefore, with the applicable fiscal and accounting rules.

Deferred tax related to tax losses	09/30/2019
2019	368,357
2020	60,206
2021	49,973
2022	24,784
2023	39,938
2024 to 2026	268,844
2027 to 2029 (i)	78,006
Total	890,108

(i) There is no expectation of realization that exceeds the term of 10 years.

At September 30, 2019, deferred tax assets in the amount of R$704,592 (R$624,272 in December 31, 2018) related to tax losses that were not recorded as the realization was not probable.

Ambev S.A.

Notes to the interim consolidated financial statements

As at September 30, 2019

(All amounts in thousands of reais unless otherwise stated)

The major part of the tax losses do not have a carryforward limit for utilization and the tax losses carried forward in relation to the credit were equivalent to R$2,818,287 on September 30, 2019 (R$2,496,838 in December 31, 2018).

The net change in deferred income tax and social contribution is detailed as follows:

At December 31, 2018 (restated)	(359,825)
Full recognition of actuarial gains/(losses)	2,653
Investment hedge - put option of a subsidiary interest	30,165
Cash flow hedge - gains/(losses)	31,415
Gains/(losses) on translation of other foreign operations	683,856
Recognized in other comprehensive income	748,089
Recognized in income statement	1,217,376
Changes directly in balance sheet	(212,540)
Recognized in deferred tax	(214,742)
Effect of application of IAS 29 (hyperinflation)	(214,742)
Recognized in other group of balance sheet	2,202
At September 30, 2019	1,393,100

Ambev S.A.

Notes to the interim consolidated financial statements

As at September 30, 2019

(All amounts in thousands of reais unless otherwise stated)

9.       PROPERTY, PLANT AND EQUIPMENT

	09/30/2019						12/31/2018 (restated)
	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Assets of right of use	Total	Total
Acquisition cost
Balance at end of previous year	10,375,533	28,075,659	5,690,374	1,422,048	2,394,070	47,957,684	42,144,416
Effect of movements in foreign exchange	(93,185)	(559,302)	(198,928)	(1,970)	25,651	(827,734)	(13,170)
Effect of application of IAS 29 (hyperinflation)	201,940	804,242	248,246	33,872	-	1,288,300	3,589,040
Impact of the adoption of IFRS 16 (leasing operations)	-	-	-	-	-	-	70,078
Acquisition through exchange transaction of shareholdings	-	-	-	-	-	-	218,411
Acquisition through business combinations	209	14	2,074	5,687	-	7,984	-
Acquisitions	168	380,445	34,487	2,101,260	472,153	2,988,513	3,520,513
Disposals and write-off	(5,965)	(450,698)	(66,173)	-	-	(522,836)	(1,416,610)
Transfer to other asset categories	243,569	1,015,876	384,917	(1,872,305)	43,138	(184,805)	(162,939)
Others	-	-	-	15	-	15	7,945
Balance at end	10,722,269	29,266,236	6,094,997	1,688,607	2,935,012	50,707,121	47,957,684

Depreciation and Impairment
Balance at end of previous year	(3,031,365)	(18,246,620)	(4,185,211)	-	(856,480)	(26,319,676)	(21,439,271)
Effect of movements in foreign exchange	(1,662)	292,868	161,393	-	(9,905)	442,694	(130,695)
Effect of application of IAS 29 (hyperinflation)	(35,301)	(465,050)	(198,789)	-	-	(699,140)	(1,908,732)
Write-ff through exchange transaction of shareholdings	-	-	-	-	-	-	(20,518)
Depreciation	(257,454)	(1,869,588)	(491,554)	-	(330,249)	(2,948,845)	(3,965,671)
Impairment losses	-	(91,173)	(1,482)	-	-	(92,655)	(179,982)
Disposals and write-off	320	445,951	62,715	-	-	508,986	1,351,814
Transfer to other asset categories	(728)	5,877	(800)	-	(6,191)	(1,842)	(30,670)
Others	-	6,166	-	-	(5,612)	554	4,049
Balance at end	(3,326,190)	(19,921,569)	(4,653,728)	-	(1,208,437)	(29,109,924)	(26,319,676)
Carrying amount:
December 31, 2018	7,344,168	9,829,039	1,505,163	1,422,048	1,537,590	21,638,008	21,638,008
September 30, 2019	7,396,079	9,344,667	1,441,269	1,688,607	1,726,575	21,597,197

Capitalized interests and fixed assets provided as security are not material.

Effective from annual periods beginning on or after January 1, 2019, IFRS 16 replaces the existing lease accounting requirements and represents a significant change in the accounting and reporting of leases that were previously classified as operating leases, with more assets and liabilities to be reported on the balance sheet and a different recognition of lease costs and related interpretations, and requires a lessee to recognize a right-of-use asset and a lease liability at lease commencement date Note 3.

Ambev S.A.

Notes to the interim consolidated financial statements

As at September 30, 2019

(All amounts in thousands of reais unless otherwise stated)

10.    GOODWILL

	09/30/2019	12/31/2018

Balance at end of previous year	34,276,176	31,401,874
Effect of movements in foreign exchange	513,357	1,224,804
Effect of application of IAS 29 (hyperinflation)	476,098	1,686,487
Acquisition, Addition, (Write-off) and disposal through business combinations (i)	26,449	(36,989)
Balance at the end of period	35,292,080	34,276,176

The carrying amount of goodwill was allocated to the different cash-generating units as follows:

	Functional currency	09/30/2019	12/31/2018

Brazil	BRL	17,694,842	17,668,393
Goodwill		102,937,475	102,911,026
Non-controlling transactions (i)		(85,242,633)	(85,242,633)

CAC:
Dominican Republic	DOP	3,627,980	3,510,138
Cuba (ii)	USD	1,678	1,952
Panama	PAB	1,446,917	1,346,288

Latin America - South:
Argentina	ARS	1,853,206	1,950,744
Bolivia	BOB	1,473,040	1,370,601
Chile	CLP	50,200	48,695
Paraguay	PYG	874,217	873,147
Uruguay	UYU	167,193	177,417

Canada	CAD	8,102,807	7,328,801
		35,292,080	34,276,176

(i) It refers to the exchange of shareholdings operation occurred in 2013 as a result of the adoption of the predecessor basis of accounting.

(ii) The functional currency of Cuba, the Cuban convertible peso (CUC), has fixed parity with the dollar (USD) at balance sheet date.

Ambev S.A.

Notes to the interim consolidated financial statements

As at September 30, 2019

(All amounts in thousands of reais unless otherwise stated)

11.    INTEREST-BEARING LOANS AND BORROWINGS

	09/30/2019	12/31/2018 (restated)

Secured bank loans	1,316,270	1,404,852
Unsecured bank loans	348	86,572
Other unsecured loans	41,178	39,163
Leasing	362,035	410,634
Current liabilities	1,719,831	1,941,221

Secured bank loans	394,466	434,709
Unsecured bank loans	219,146	212,283
Debentures and unsecured bond issues	106,127	104,675
Other unsecured loans	117,888	99,048
Leasing	1,532,700	1,311,727
Non-current liabilities	2,370,327	2,162,442

Additional information regarding the exposure of the Company to the risks of interest rate and foreign-currency changes are disclosed in Note 20 – Financial instruments and risks.

Contractual clauses (Covenants)

As at September 30, 2019, the Company's loans had equal rights to payment without subordination clauses. Except for the credit lines due to FINAME contracted by the Company with Banco Nacional de Desenvolvimento Econômico e Social – BNDES (“BNDES”), where collateral was provided on assets acquired with the credit granted, which served as collateral; other loans and financing contracted by the Company predicted only guarantees as personal collateral or were unsecured. Most loan contracts contained financial covenants including: financial covenants, including limitation on new indebtedness; going-concern; maintenance, in use or in good condition for the business, of the Company's assets; restrictions on acquisitions, mergers, sale or disposal of its assets; disclosure of financial statements under Brazilian GAAP and IFRS; and/or no prohibition related to new real guarantees for loans contracted, except if: (i) expressly authorized under the loan agreement; or (ii) new loans contracted from financial institutions linked to the Brazilian government - including the BNDES or foreign governments; - or foreign governments, multilateral financial institutions (eg World Bank) or located in jurisdictions in which the Company operates.

As at September 30, 2019, the Company was in compliance with all its contractual obligations for its loans and financing.

Ambev S.A.

Notes to the interim consolidated financial statements

As at September 30, 2019

(All amounts in thousands of reais unless otherwise stated)

12.    PROVISIONS

(a) Provision changes

	Balance as at December 31, 2018	Effect of changes in foreign exchange rates	Additions	Provisions used and reversed	Balance as at September 30, 2019

Provision for disputes and litigations
Taxes on sales	137,841	18	4,009	(17,707)	124,161
Income tax	169,289	2,698	104,618	(98,062)	178,543
Labor	118,167	(3,454)	125,884	(114,667)	125,930
Civil	54,916	(1,327)	49,973	(44,481)	59,081
Others	110,283	(7,759)	37,651	(29,599)	110,576
Total of provision for disputes and litigations	590,496	(9,824)	322,135	(304,516)	598,291

Restructuring	8,728	921	-	(84)	9,565

Total provisions	599,224	(8,903)	322,135	(304,600)	607,856

(b)  Disbursement expectative

	Balance as at September 30, 2019	1 year or less	1-2 years	2-5 years	Over 5 years

Provision for disputes and litigations
Taxes on sales	124,161	31,941	85,336	1,609	5,275
Income tax	178,543	36,219	116,149	26,175	-
Labor	125,930	31,017	41,927	30,300	22,686
Civil	59,081	13,106	37,402	4,462	4,111
Others	110,576	22,976	22,794	62,021	2,785
Total of provision for disputes and litigations	598,291	135,259	303,608	124,567	34,857

Restructuring	9,565	8,009	-	1,556	-

Total provisions	607,856	143,268	303,608	126,123	34,857

The expected settlement of provisions was based on Management’s best estimate at the interim balance sheet date.

(c) Main lawsuits with probable likelihood of loss:

(c.1) Income and Sales taxes

In Brazil, the Company and its subsidiaries are involved in several administrative and judicial proceedings related to Income tax, ICMS, IPI, PIS and COFINS taxes. Such proceedings include, among others, tax offsets, credits and judicial injunctions exempting tax payment.

Ambev S.A.

Notes to the interim consolidated financial statements

As at September 30, 2019

(All amounts in thousands of reais unless otherwise stated)

(c.2) Labor

The Company and its subsidiaries are involved in labor proceedings with former employees, including from service providers. The main issues involve overtime and related effects and respective charges.

(c.3) Civil

The Company is involved in civil lawsuits with probable likelihood of loss. The most relevant portion of these lawsuits refers to former distributors, mainly in Brazil, which are mostly claiming damages resulting from the termination of their contracts.

The processes with possible probabilities are disclosed in Note 22 - Contingent liability.

13.    CHANGES IN EQUITY

(a) Capital stock

		09/30/2019		09/30/2018
	Thousands of common shares	Thousands of Real	Thousands of common shares	Thousands of Real
Beginning balance as per statutory books	15,722,147	57,710,202	15,717,615	57,614,140
Share issued	11,428	156,557	4,532	96,062
	15,733,575	57,866,759	15,722,147	57,710,202

(b)  Capital reserves

	Capital Reserves
	Treasury shares	Share Premium	Others capital reserves	Share-based Payments	Total

At December 31, 2018	(882,734)	53,662,811	700,898	1,300,219	54,781,194
Capital Increase	(43,515)	-	-	(100,227)	(143,742)
Purchase of shares and result on treasury shares	(17,342)	-	-	-	(17,342)
Share-based payments	-	-	-	159,188	159,188
At September 30, 2019	(943,591)	53,662,811	700,898	1,359,180	54,779,298

Ambev S.A.

Notes to the interim consolidated financial statements

As at September 30, 2019

(All amounts in thousands of reais unless otherwise stated)

	Capital Reserves
	Treasury shares	Share Premium	Others capital reserves	Share-based Payments	Total

At December 31, 2017	(894,994)	53,662,811	700,898	1,232,194	54,700,909
Capital Increase	-	-	-	(89,876)	(89,876)
Effect of application of IAS 29 (hyperinflation)	-	-	-	(9,272)	(9,272)
Purchase of shares and result on treasury shares	10,636	-	-	-	10,636
Share-based payments	-	-	-	124,320	124,320
At September 30, 2018	(884,358)	53,662,811	700,898	1,257,366	54,736,717

 (b.1) Purchase of shares and result of treasury shares

The treasury shares comprise own issued shares reacquired by the Company and the result on treasury shares that refers to gains and losses related to share-based payments transactions and others.

Follows the changes of treasury shares:

	Purchase /realization shares		Result on Treasure Shares	Total Treasure Shares
	Thousands shares	Thousands Brazilian Real	Thousands shares	Thousands Brazilian Real

At December 31, 2018	1,028	(20,841)	(861,893)	(882,734)
Changes during the year	2,338	(41,800)	(19,057)	(60,857)
At September 30, 2019	3,366	(62,641)	(880,950)	(943,591)

	Purchase /realization shares		Result on Treasure Shares	Total Treasure Shares
	Thousands shares	Thousands Brazilian Real	Thousands shares	Thousands Brazilian Real

At December 31, 2017	7,394	(139,665)	(755,329)	(894,994)
Changes during the year	(5,423)	99,181	(88,545)	10,636
At September 30, 2018	1,971	(40,484)	(843,874)	(884,358)

(b.2) Share premium

The share premium refers to the difference between the subscription price that the shareholders paid for the shares and their nominal value. Since this is a capital reserve, it can only be used to increase capital, offset losses, redemptions, reimbursement or repurchase shares.

(b.3) Share-based payment

Different share-based payment programs and stock purchase option plans allow the senior Management from Ambev economic group to acquire shares of the Company.

Ambev S.A.

Notes to the interim consolidated financial statements

As at September 30, 2019

(All amounts in thousands of reais unless otherwise stated)

The share-based payment reserve recorded a charge of R$159,588 at September 30, 2019 (R$118,377 at September 30, 2018) (Note 19 – Share-based payments).

(c)   Net income reserves

	Net income reserves
	Investments reserve	Statutory reserve	Fiscal incentive	Total
At December 31, 2018	6,710,053	4,456	8,719,584	15,434,093
Impact of the adoption of IFRS 16 (i)	(92,726)	-	-	(92,726)
At January 1, 2019 (restated)	6,617,327	4,456	8,719,584	15,341,367

At September 30, 2019	6,617,327	4,456	8,719,584	15,341,367

	Net income reserves
	Investments reserve	Statutory reserve	Fiscal incentive	Total
At December 31, 2017	1,267,721	4,456	7,388,058	8,660,235
Impact of the adoption of IFRS 16 (i)	(63,009)	-	-	(63,009)
At January 1, 2018 (restated)	1,204,712	4,456	7,388,058	8,597,226

At September 30, 2018 (restated)	1,204,712	4,456	7,388,058	8,597,226

(i) 2018 restated to reflect the impact of adoption of IFRS 16 under the full retrospective application.

(c.1) Investments reserve

From net income after deductions, the aim will be up to 60% investment reserve to support future investments.

(c.2) Statutory reserve

From net income, 5% will be applied before any other allocation, to the statutory reserve, which cannot exceed 20% of capital stock. The Company is not required to supplement the statutory reserve in the year when the balance of this reserve, plus the amount of capital reserves, exceeds 30% of the capital stock.

(c.3) Tax incentives

The Company has tax incentives framed in certain state and federal industrial-development programs in the form of financing, deferred payment of taxes or partial reductions of the amount due. These programs aim to promote the expansion of employment generation, regional decentralization, complement and diversify the industrial base of the states. In these states, the grace periods, enjoyment and reductions are permitted under the tax law.

Ambev S.A.

Notes to the interim consolidated financial statements

As at September 30, 2019

(All amounts in thousands of reais unless otherwise stated)

The portion of income for the period related to tax incentives, which will be allocated to the profit reserve at the end of the fiscal year on December 31, 2019 and therefore not being used as a basis for dividend distribution, was composed of:

	09/30/2019	09/30/2018
ICMS (brazilian state value-added tax)	1,298,214	1,288,718
Income tax	187,001	237,561
	1,485,215	1,526,279

(c.4) Interest on shareholders’ equity / dividends

Brazilian companies are permitted to distribute interest attributed to shareholders’ equity calculated based on the long-term interest rate (TJLP), such interest being tax-deductible, in accordance with the applicable law and, when distributed, may be considered part of the minimum mandatory dividends.

As determined by its by-laws, the Company is required to distribute to its shareholders, as a minimum mandatory dividend in respect of each fiscal year ending on December 31, an amount not less than 40% of its net income determined under Brazilian law, as adjusted in accordance with applicable law, unless payment of such amount would be incompatible with Ambev’s financial situation. The minimum mandatory dividend includes amounts paid as interest on shareholders’ equity.

There was no payment of dividends or interest on shareholders' equity in the nine-month period ended September 30, 2019.

Events during nine-month period ended September 30, 2018:

Event	Approval	Type	Date of payment	Year	Type of share	Amount per share	Total amount
Board of Directors Meeting	05/15/2018	Dividends	07/30/2018	2018	ON	0,1600	2.515.101
							2.515.101

Ambev S.A.

Notes to the interim consolidated financial statements

As at September 30, 2019

(All amounts in thousands of reais unless otherwise stated)

(d) Carrying-value adjustments

	Carrying value adjustments
	Translation reserves	Cash flow hedge	Actuarial gains/ (losses)	Options granted on subsidiary	Gains/(losses) of non-controlling interest´s share	Business combination	Accounting adjustments for transactions between shareholders	Total
At December 31, 2018	4,089,111	777,123	(1,116,114)	(120,083)	19,558	156,091	(75,390,552)	(71,584,866)
Impact of the adoption of IFRS 16 (i)	110	-	-	-	-	-	-	110
At January 1, 2019 (restated)	4,089,221	777,123	(1,116,114)	(120,083)	19,558	156,091	(75,390,552)	(71,584,756)
Comprehensive income:
Gains/(losses) on translation of foreign operations	567,764	-	-	-	-	-	-	567,764
Cash flow hedges	-	119,253	-	-	-	-	-	119,253
Actuarial gains/(losses)	-	-	4,026	-	-	-	-	4,026
Total Comprehensive income	567,764	119,253	4,026	-	-	-	-	691,043
Gains/(losses) of controlling interest´s share	-	-	-	-	(352)	-	-	(352)
Tax on fictitious dividends	-	-	-	-	(6,936)	-	-	(6,936)
At September 30, 2019	4,656,985	896,376	(1,112,088)	(120,083)	12,270	156,091	(75,390,552)	(70,901,001)

	Carrying value adjustments
	Translation reserves	Cash flow hedge	Actuarial gains/ (losses)	Options granted on subsidiary	Gains/(losses) of non-controlling interest´s share	Business combination	Accounting adjustments for transactions between shareholders	Total
At December 31, 2017	1,639,099	368,806	(1,144,468)	(2,771,248)	2,099,921	156,091	(75,314,671)	(74,966,470)
Impact of the adoption of IFRS 16 (i)	(103)	-	-	-	-	-	-	(103)
At January 1, 2018 (restated)	1,638,996	368,806	(1,144,468)	(2,771,248)	2,099,921	156,091	(75,314,671)	(74,966,573)
Comprehensive income:
Gains/(losses) on translation of foreign operations	2,801,782	-	-	-	-	-	-	2,801,782
Cash flow hedges	-	1,250,776	-	-	-	-	-	1,250,776
Actuarial gains/(losses)	-	-	(6,892)	-	-	-	-	(6,892)
Total Comprehensive income	2,801,782	1,250,776	(6,892)	-	-	-	-	4,045,666
Effect of application of IAS 29 (hyperinflation) (ii)	933,337	(441,338)	-	-	-	-	-	491,999
Gains/(losses) of controlling interest´s share (iii)	460,105	787	3,540	2,651,165	(2,073,093)	-	-	1,042,504
Tax on fictitious dividends	-	-	-	-	(6,931)	-	-	(6,931)
At September 30, 2018 (restated)	5,834,220	1,179,031	(1,147,820)	(120,083)	19,897	156,091	(75,314,671)	(69,393,335)

(i) Balances of 2018 restated to reflect the impact of adopting IFRS 16 under full retrospective application.

(ii) As described in Note 1 (b) Application of inflation accounting and Financial Reporting in Hyperinflationary Economies.

(iii) Of this amount, R$1,035,218 refers to renegotiation of shareholders agreement from Tenedora, as described in Note 1 (b).

Ambev S.A.

Notes to the interim consolidated financial statements

As at September 30, 2019

(All amounts in thousands of reais unless otherwise stated)

(d.1) Translation reserves

The translation reserves comprise all foreign currency exchange differences arising from the translation of the interim financial statements with functional currency different from the Real.

The translation reserves also comprise the portion of the gain or loss on the foreign currency liabilities and on the derivative financial instruments determined to be effective net investment hedges.

(d.2) Cash flow hedge reserves

The hedging reserves comprise the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent the hedged risk has not yet impacted profit or loss (For additional information, see Note 20 – Financial instruments and risks).

(d.3) Actuarial gains and losses

The actuarial gains and losses include expectations with regards to future pension plan obligations. Consequently, the results of actuarial gains and losses are recognized on timely basis considering best estimate obtained by Management. Accordingly, the Company recognizes on a monthly basis the results of these estimated actuarial gains and losses based on the expectations presented in the independent actuarial report.

(d.4) Options granted on subsidiary

As part of the agreement to acquire the shares of Tenedora, an option to sell (“put”) was issued by Ambev in favor of ELJ and an option to purchase (“call”) was issued from ELJ in favor of Ambev, which may result in an acquisition by Ambev of the remaining shares of Tenedora, for a value based on EBITDA, discounted of net debt, from operations, being put exercisable at any time. As disclosed in Note 1 (b) Renegotiation of shareholders agreement from Tenedora, on January 18, 2018, ELJ partially exercised its put option related to approximately 30% of capital stock by Tenedora. As a result, the Company became the owner of approximately 85% of Tenedora. Additionally, it was approved to change the call-option term from 2019 to 2022.

On September 30, 2019 the put option held by ELJ was valued at R$2,701,049 (R$2,449,334 on December 31, 2018) and the liability categorized as “Level 3”, as under Note 20 (b) and in accordance with the IFRS 3. No value has been assigned to the call option held by the Company. The fair value of this consideration deferred was calculated by using standard valuation techniques (present value of the principal amount and future interest rates, discounted by the market rate). The criteria used are based on market information and from reliable sources and the fair value is revaluated on an annual basis.

Ambev S.A.

Notes to the interim consolidated financial statements

As at September 30, 2019

(All amounts in thousands of reais unless otherwise stated)

As part of the agreement to acquire the shares of Sucos do Bem, the Company has been granted a put option and a call option on minority shareholders' participation determined by gross revenue of its products and exercisable until 2020, with a few exceptions. On September 30, 2019 the put option was valued at R$139,973 (R$136,034 on December 31, 2018).

The reconciliation of changes in these options is presented in Note 20 – Financial instruments and risks.

(d.5) Accounting for acquisition of non-controlling interests

Transactions with non-controlling interests of the same business, even when performed at arm's length terms, that present valid economic grounds and reflect normal market conditions, will be consolidated by the same applicable accounting standards as are used within the same accounting entity.

As determined by IFRS 10, any difference between the amount paid (fair value) for the acquisition of non-controlling interests and are related to carrying amount of such non-controlling interest shall be recognized directly in controlling shareholders’ equity. The acquisition of non-controlling interest related to Old Ambev, the above mentioned adjustment was recognized in the carrying value adjustments when applicable, due to the adoption of the predecessor basis of accounting.

Ambev S.A.

Notes to the interim consolidated financial statements

As at September 30, 2019

(All amounts in thousands of reais unless otherwise stated)

14.    SEGMENT REPORTING

(a) Reportable segments – Nine-month period ended in:

	Brazil		CAC (i)		Latin America - South (ii)		Canada		Consolidated
	09/30/2019	09/30/2018	09/30/2019	09/30/2018	09/30/2019	09/30/2018	09/30/2019	09/30/2018	09/30/2019	09/30/2018
		(restated)		(restated)		(restated)		(restated)		(restated)
Net sales	19,831,103	18,163,906	4,804,768	4,099,327	6,781,521	6,770,178	5,325,519	5,180,096	36,742,911	34,213,507
Cost of sales	(8,490,991)	(6,799,999)	(2,090,371)	(1,779,054)	(2,737,358)	(2,795,661)	(1,980,014)	(1,829,344)	(15,298,734)	(13,204,058)
Gross profit	11,340,112	11,363,907	2,714,397	2,320,273	4,044,163	3,974,517	3,345,505	3,350,752	21,444,177	21,009,449
Distribution expenses	(2,748,628)	(2,649,033)	(481,685)	(437,127)	(746,127)	(667,260)	(1,018,303)	(962,341)	(4,994,743)	(4,715,761)
Sales and marketing expenses	(2,286,738)	(2,343,972)	(401,948)	(420,437)	(755,332)	(831,391)	(752,520)	(751,399)	(4,196,538)	(4,347,199)
Administrative expenses	(1,246,309)	(1,038,352)	(195,170)	(225,167)	(307,646)	(276,445)	(252,263)	(228,681)	(2,001,388)	(1,768,645)
Other operating income/(expenses)	565,557	733,765	52,829	18,616	(32,581)	(49,252)	(26,058)	(5,745)	559,747	697,384
Exceptional items	(27,958)	(17,223)	(5,720)	74,543	(33,202)	(40,452)	-	-	(66,880)	16,868
Income from operations (EBIT)	5,596,036	6,049,092	1,682,703	1,330,701	2,169,275	2,109,717	1,296,361	1,402,586	10,744,375	10,892,096
Net finance cost	(568,638)	(1,391,179)	(52,103)	(62,405)	(870,161)	(831,518)	(54,401)	(76,807)	(1,545,303)	(2,361,909)
Share of result of joint ventures	(3,736)	(5,687)	(2,211)	4,439	-	-	(5,168)	1,148	(11,115)	(100)
Income before income tax	5,023,662	4,652,226	1,628,389	1,272,735	1,299,114	1,278,199	1,236,792	1,326,927	9,187,957	8,530,087
Income tax expense	(34,822)	638,913	(444,600)	(317,149)	(252,481)	(492,547)	(486,700)	(475,313)	(1,218,603)	(646,096)
Net income	4,988,840	5,291,139	1,183,789	955,586	1,046,633	785,652	750,092	851,614	7,969,354	7,883,991

Normalized EBITDA (iii)	7,739,569	8,016,669	2,077,359	1,581,001	2,865,489	2,857,301	1,539,951	1,599,116	14,222,368	14,054,087
Exceptional items	(27,958)	(17,223)	(5,720)	74,543	(33,202)	(40,452)	-	-	(66,880)	16,868
Depreciation. amortization and impairment	(2,115,575)	(1,950,354)	(388,936)	(324,843)	(663,012)	(707,132)	(243,590)	(196,530)	(3,411,113)	(3,178,859)
Net finance costs	(568,638)	(1,391,179)	(52,103)	(62,405)	(870,161)	(831,518)	(54,401)	(76,807)	(1,545,303)	(2,361,909)
Share of result of joint ventures	(3,736)	(5,687)	(2,211)	4,439	-	-	(5,168)	1,148	(11,115)	(100)
Income tax expense	(34,822)	638,913	(444,600)	(317,149)	(252,481)	(492,547)	(486,700)	(475,313)	(1,218,603)	(646,096)
Net income	4,988,840	5,291,139	1,183,789	955,586	1,046,633	785,652	750,092	851,614	7,969,354	7,883,991

Normalized EBITDA margin in %	39.0%	44.1%	43.2%	38.6%	42.3%	42.2%	28.9%	30.9%	38.7%	41.1%

Acquisition of property, plant and equipment	2,045,381	1,301,564	416,094	302,986	471,596	491,408	132,481	122,196	3,065,552	2,218,154

Ambev S.A.

Notes to the interim consolidated financial statements

As at September 30, 2019

(All amounts in thousands of reais unless otherwise stated)

(continued)

	Brazil		CAC (i)		Latin America - South (ii)		Canada		Consolidated
	09/30/2019	12/31/2018 (restated)	09/30/2019	12/31/2018 (restated)	09/30/2019	12/31/2018 (restated)	09/30/2019	12/31/2018 (restated)	09/30/2019	12/31/2018 (restated)
Segment assets	41,844,781	41,478,586	11,811,358	11,270,219	14,731,997	14,472,056	12,359,540	11,065,962	80,747,676	78,286,823
Intersegment elimination									(2,673,947)	(2,246,449)
Non-segmented assets									24,401,588	19,674,043
Total assets									102,475,317	95,714,417

Segment liabilities	16,115,551	18,252,112	3,626,320	3,420,931	4,176,672	4,484,598	3,886,629	3,584,762	27,805,172	29,742,403
Intersegment elimination									(2,673,928)	(2,246,443)
Non-segmented liabilities									77,344,073	68,218,457
Total liabilities									102,475,317	95,714,417

(i) CAC: includes operations in El Salvador, Guatemala, Nicaragua, Dominican Republic, Saint Vincent, Dominica,  Antigua, Cuba,  Barbados, Panama, Puerto Rico and Costa Rica.

(ii) Latin America – South: includes operations in Argentina, Bolivia, Chile, Paraguay and Uruguay.

(iii) Normalized EBITDA is calculated excluding of the net income the following effects: (i) income tax expense, (ii) share of results of joint ventures (iii) net finance result, (iv) exceptional items, and (v) depreciation, amortization and impairment of property, plant and equipment.

Ambev S.A.

Notes to the interim consolidated financial statements

As at September 30, 2019

(All amounts in thousands of reais unless otherwise stated)

(b) Reportable segments – three-month periods ended in:

	Brazil		CAC (i)		Latin America - South (ii)		Canada		Consolidated
	09/30/2019	09/30/2018	09/30/2019	09/30/2018	09/30/2019	09/30/2018	09/30/2019	09/30/2018	09/30/2019	09/30/2018
		(restated)		(restated)		(restated)		(restated)		(restated)
Net sales	6,340,561	6,160,753	1,656,862	1,572,076	1,971,400	1,290,141	1,988,829	2,040,773	11,957,652	11,063,743
Cost of sales	(2,824,005)	(2,260,028)	(726,182)	(719,131)	(897,711)	(685,261)	(781,834)	(701,398)	(5,229,732)	(4,365,818)
Gross profit	3,516,556	3,900,725	930,680	852,945	1,073,689	604,880	1,206,995	1,339,375	6,727,920	6,697,925
Distribution expenses	(936,719)	(888,611)	(168,629)	(166,321)	(220,100)	(112,123)	(392,405)	(381,601)	(1,717,853)	(1,548,656)
Sales and marketing expenses	(738,384)	(687,767)	(147,452)	(146,704)	(199,840)	(200,187)	(274,631)	(276,015)	(1,360,307)	(1,310,673)
Administrative expenses	(417,805)	(392,012)	(57,930)	(79,297)	(72,743)	(49,881)	(83,988)	(94,619)	(632,466)	(615,809)
Other operating income/(expenses)	152,115	201,628	(3,371)	3,266	(5,294)	(12,422)	(5,723)	5,824	137,727	198,296
Exceptional items	(6,127)	(8,816)	(2,695)	840	(5,736)	(4,851)	-	-	(14,558)	(12,827)
Income from operations (EBIT)	1,569,636	2,125,147	550,603	464,729	569,976	225,416	450,248	592,964	3,140,463	3,408,256
Net finance cost	304,675	(552,346)	(3,105)	(35,971)	(239,977)	(60,545)	(367,391)	(11,873)	(305,798)	(660,735)
Share of result of joint ventures	(1,843)	(1,994)	(430)	(1,692)	-	-	(5,975)	414	(8,248)	(3,272)
Income before income tax	1,872,468	1,570,807	547,068	427,066	329,999	164,871	76,882	581,505	2,826,417	2,744,249
Income tax expense	(98,895)	542,939	(112,062)	(131,586)	163,462	(71,168)	(174,537)	(199,076)	(222,032)	141,109
Net income	1,773,573	2,113,746	435,006	295,480	493,461	93,703	(97,655)	382,429	2,604,385	2,885,358

Normalized EBITDA (iii)	2,404,579	2,773,049	688,134	583,970	752,479	576,134	565,286	660,319	4,410,478	4,593,472
Exceptional items	(6,127)	(8,816)	(2,695)	840	(5,736)	(4,851)	-	-	(14,558)	(12,827)
Depreciation. amortization and impairment	(828,816)	(639,086)	(134,836)	(120,081)	(176,767)	(345,867)	(115,038)	(67,355)	(1,255,457)	(1,172,389)
Net finance costs	304,675	(552,346)	(3,105)	(35,971)	(239,977)	(60,545)	(367,391)	(11,873)	(305,798)	(660,735)
Share of result of joint ventures	(1,843)	(1,994)	(430)	(1,692)	-	-	(5,975)	414	(8,248)	(3,272)
Income tax expense	(98,895)	542,939	(112,062)	(131,586)	163,462	(71,168)	(174,537)	(199,076)	(222,032)	141,109
Net income	1,773,573	2,113,746	435,006	295,480	493,461	93,703	(97,655)	382,429	2,604,385	2,885,358

Normalized EBITDA margin in %	37.9%	45.0%	41.5%	37.1%	38.2%	44.7%	28.4%	32.4%	36.9%	41.5%

(i) Latin America – North: includes operations in Brazil and CAC (El Salvador, Guatemala, Nicaragua, Dominican Republic, Saint Vincent, Dominica,  Antigua, Cuba,  Barbados, Panama, Puerto Rico and Costa Rica).

(ii) Latin America – South: includes operations in Argentina, Bolivia, Chile, Paraguay and Uruguay.

(iii) Normalized EBITDA is calculated excluding of the net income the following effects: (i) income tax expense, (ii) share of results of joint ventures (iii) net finance result, (iv) exceptional items, and (v) depreciation, amortization and impairment of property, plant and equipment.

Ambev S.A.

Notes to the interim consolidated financial statements

As at September 30, 2019

(All amounts in thousands of reais unless otherwise stated)

(c) Additional information – by business unit:

				Nine-month period ended:					Three-month period ended:
	Brazil						Brazil
	Beer		Soft drink and Non-alcoholic and non-carbonated		Total		Beer		Soft drink and Non-alcoholic and non-carbonated	Total
	09/30/2019	09/30/2018	09/30/2019	09/30/2018	09/30/2019	09/30/2018	09/30/2019	09/30/2018	09/30/2019	09/30/2018	09/30/2019	09/30/2018
		(restated)		(restated)		(restated)		(restated)		(restated)		(restated)
Net sales	16,743,208	15,536,963	3,087,895	2,626,943	19,831,103	18,163,906	5,313,882	5,256,792	1,026,679	903,961	6,340,561	6,160,753
Cost of sales	(6,990,220)	(5,598,043)	(1,500,771)	(1,201,956)	(8,490,991)	(6,799,999)	(2,285,623)	(1,914,168)	(538,382)	(345,860)	(2,824,005)	(2,260,028)
Gross profit	9,752,988	9,938,920	1,587,124	1,424,987	11,340,112	11,363,907	3,028,259	3,342,624	488,297	558,101	3,516,556	3,900,725
Distribution expenses	(2,243,569)	(2,159,048)	(505,059)	(489,985)	(2,748,628)	(2,649,033)	(759,198)	(720,400)	(177,521)	(168,211)	(936,719)	(888,611)
Sales and marketing expenses	(1,992,198)	(2,204,680)	(294,540)	(139,292)	(2,286,738)	(2,343,972)	(632,627)	(656,461)	(105,757)	(31,306)	(738,384)	(687,767)
Administrative expenses	(1,075,355)	(878,578)	(170,954)	(159,774)	(1,246,309)	(1,038,352)	(363,767)	(329,677)	(54,038)	(62,335)	(417,805)	(392,012)
Other operating income/(expenses)	398,007	524,189	167,550	209,576	565,557	733,765	127,781	111,057	24,334	90,571	152,115	201,628
Exceptional items	(27,958)	(14,584)	-	(2,639)	(27,958)	(17,223)	(6,127)	(7,529)	-	(1,287)	(6,127)	(8,816)
Income from operations (EBIT)	4,811,915	5,206,219	784,121	842,873	5,596,036	6,049,092	1,394,321	1,739,614	175,315	385,533	1,569,636	2,125,147
Net finance cost	(548,145)	(1,371,852)	(20,493)	(19,327)	(568,638)	(1,391,179)	311,316	(546,212)	(6,641)	(6,134)	304,675	(552,346)
Share of result of joint ventures	(3,736)	(5,687)	-	-	(3,736)	(5,687)	(1,843)	(1,994)	-	-	(1,843)	(1,994)
Income before income tax	4,260,034	3,828,680	763,628	823,546	5,023,662	4,652,226	1,703,794	1,191,408	168,674	379,399	1,872,468	1,570,807
Income tax expense	(34,822)	638,913	-	-	(34,822)	638,913	(98,895)	542,939	-	-	(98,895)	542,939
Net income	4,225,212	4,467,593	763,628	823,546	4,988,840	5,291,139	1,604,899	1,734,347	168,674	379,399	1,773,573	2,113,746

Normalized EBITDA (i)	6,705,415	6,919,207	1,034,154	1,097,462	7,739,569	8,016,669	2,143,514	2,304,724	261,065	468,325	2,404,579	2,773,049
Exceptional items	(27,958)	(14,584)	-	(2,639)	(27,958)	(17,223)	(6,127)	(7,529)	-	(1,287)	(6,127)	(8,816)
Depreciation, amortization and impairment	(1,865,542)	(1,698,404)	(250,033)	(251,950)	(2,115,575)	(1,950,354)	(743,066)	(557,581)	(85,750)	(81,505)	(828,816)	(639,086)
Net finance costs	(548,145)	(1,371,852)	(20,493)	(19,327)	(568,638)	(1,391,179)	311,316	(546,212)	(6,641)	(6,134)	304,675	(552,346)
Share of result of joint ventures	(3,736)	(5,687)	-	-	(3,736)	(5,687)	(1,843)	(1,994)	-	-	(1,843)	(1,994)
Income tax expense	(34,822)	638,913	-	-	(34,822)	638,913	(98,895)	542,939	-	-	(98,895)	542,939
Net income	4,225,212	4,467,593	763,628	823,546	4,988,840	5,291,139	1,604,899	1,734,347	168,674	379,399	1,773,573	2,113,746

Normalized EBITDA margin in %	40.0%	44.5%	33.5%	41.8%	39.0%	44.1%	40.3%	43.8%	25.4%	51.8%	37.9%	45.0%

(i) Normalized EBITDA is calculated excluding of the net income the following effects: (i) income tax expense, (ii) share of results of joint ventures, (iii) net finance result, (iv) exceptional items, and (v) depreciation, amortization and impairment of property, plant and equipment.

Ambev S.A.

Notes to the interim consolidated financial statements

As at September 30, 2019

(All amounts in thousands of reais unless otherwise stated)

15.    NET SALES

Reconciliation between gross sales and net sales:

	Nine-month period ended:		Three-month period ended:
	09/30/2019	09/30/2018	09/30/2019	09/30/2018

Gross sales and/or services	53,631,259	50,615,765	17,239,068	16,233,846
Excise duty	(11,376,548)	(11,161,021)	(3,556,572)	(3,758,075)
Discounts	(5,511,800)	(5,241,237)	(1,724,844)	(1,412,028)
	36,742,911	34,213,507	11,957,652	11,063,743

Services provided by distributors, such as the promotion of our brands and logistics services, are considered as expenses when separately identifiable.

16.    OTHER OPERATING INCOME / (EXPENSES)

	Nine-month period ended:		Three-month period ended:
	09/30/2019	09/30/2018	09/30/2019	09/30/2018
Government grants/NPV of long term fiscal incentives	510,959	622,137	115,761	213,236
(Additions)/Reversals to provisions	(1,365)	(33,049)	6,979	(17,292)
Gains/(losses) on disposal of property, plant and equipment, intangible assets and operation in associates	27,603	(62,501)	14,774	(41,580)
Other operating income/(expenses), net	22,550	170,797	213	43,932
	559,747	697,384	137,727	198,296

Government grants are not recognized until there is reasonable assurance that the Company will meet related conditions and that the grants will be received. Government grants are systematically recognized in income during the periods in which the Company recognizes as expenses the related costs that the grants are intended to offset.

17.    FINANCE COST AND INCOME

(a)    Finance costs

	Nine-month period ended:		Three-month period ended:
	09/30/2019	09/30/2018	09/30/2019	09/30/2018
		(restated)		(restated)
Interest expense	(1,168,072)	(1,093,388)	(393,842)	(342,785)
Capitalized borrowings	-	402	-	284
Net Interest on pension plans	(76,322)	(77,308)	(25,801)	(26,927)
Losses on hedging instruments	(710,313)	(676,011)	(311,664)	(181,261)
Interest on provision for disputes and litigations	(65,818)	(108,781)	(42,013)	(62,248)
Exchange variation	(416,804)	(696,212)	(286,810)	(213,689)
Interest and foreign exchange rate on loans	(34,887)	(9,834)	(4,282)	(364)
Financial instruments at fair value through profit or loss	(4,266)	(4,977)	(2,133)	(2,133)
Tax on financial transactions	(130,281)	(234,553)	(57,631)	(38,675)
Bank guarantee expenses	(97,246)	(85,035)	(27,776)	(22,162)
Other financial results	(147,078)	(95,086)	(21,051)	(16,064)
	(2,851,087)	(3,080,783)	(1,173,003)	(906,024)

Non-recurring finance cost	(99,017)	-	-	-
	(2,950,104)	(3,080,783)	(1,173,003)	(906,024)

Ambev S.A.

Notes to the interim consolidated financial statements

As at September 30, 2019

(All amounts in thousands of reais unless otherwise stated)

The exceptional net finance cost refers to the realization of the exchange variation of loans settled with related parties, historically recognized in shareholders' equity, in the amount of R$99,017 in September 30, 2019.

Interest expenses are presented net of the effect of interest rate derivative financial instruments which mitigate Ambev’s interest rate risk (Note 20 – Financial instruments and risks). The interest expenses were as follows:

	Nine-month period ended:		Three-month period ended:
	09/30/2019	09/30/2018	09/30/2019	09/30/2018
		(restated)		(restated)
Financial instruments measured at amortized cost	(400,830)	(442,958)	(136,605)	(164,672)
Financial instruments at fair value through profit or loss	(767,242)	(650,430)	(257,237)	(178,113)
	(1,168,072)	(1,093,388)	(393,842)	(342,785)

(b)    Finance income

	Nine-month period ended:		Three-month period ended:
	09/30/2019	09/30/2018	09/30/2019	09/30/2018
Interest income	916,803	301,868	625,879	104,953
Gains on derivative	-	80,642	-	-
Financial instruments at fair value through profit or loss	36,942	189,541	266	390
Other financial results	22,902	31,418	(2,519)	24,541
	976,647	603,469	623,626	129,884

Non-recurring finance income	173,693	-	173,693	-
Effect of application of IAS 29 (hyperinflation)	254,461	115,405	69,886	115,405
	1,404,801	718,874	867,205	245,289

Interest income arose from the following financial assets:

	Nine-month period ended:		Three-month period ended:
	09/30/2019	09/30/2018	09/30/2019	09/30/2018
Cash and cash equivalents	317,888	169,759	115,621	59,618
Investment securities held for trading	4,233	20,169	100	9,720
Other receivables	594,682	111,940	510,158	35,615
	916,803	301,868	625,879	104,953

Ambev S.A.

Notes to the interim consolidated financial statements

As at September 30, 2019

(All amounts in thousands of reais unless otherwise stated)

18.    INCOME TAX AND SOCIAL CONTRIBUTION

Income taxes reported in the income statement were as follows:

	Nine-month period ended:		Three-month period ended:
	09/30/2019	09/30/2018	09/30/2019	09/30/2018
		(restated)		(restated)
Income tax expense - current	(2,435,979)	(1,866,535)	(649,270)	(475,185)

Deferred tax expense on temporary differences	1,118,269	868,795	446,993	479,130
Deferred tax over taxes losses carryforwards movements in the current period	99,107	351,644	(19,755)	137,164
Total deferred tax (expense)/income	1,217,376	1,220,439	427,238	616,294

Total income tax expenses	(1,218,603)	(646,096)	(222,032)	141,109

The reconciliation from the weighted nominal to the effective tax rate is summarized as follows:

	Nine-month period ended:		Three-month period ended:
	09/30/2019	09/30/2018	09/30/2019	09/30/2018
		(restated)		(restated)
Profit before tax	9,187,957	8,530,087	2,826,417	2,744,249
Adjustment on taxable basis
Others non-taxable income	(805,530)	(294,879)	(676,165)	(241,436)
Government grants related to sales taxes	(1,298,214)	(1,288,718)	(372,355)	(436,885)
Share of result of joint ventures	11,115	100	8,248	3,272
Non-deductible expenses	198,996	175,091	70,586	75,402
Complement of income tax of foreign subsidiaries due in Brazil	253,564	109,792	2,042	57,107
Results of intercompany transactions	(403,096)	(557,093)	(143,023)	(190,002)
	7,144,792	6,674,380	1,715,750	2,011,707
Aggregated weighted nominal tax rate	29.12%	29.11%	28.78%	27.92%
Taxes payable – nominal rate	(2,080,462)	(1,943,011)	(493,834)	(561,655)
Adjustment on tax expense
Income tax Incentives	187,001	237,561	30,584	136,471
Deductible interest on shareholders' equity	1,139,682	1,263,344	383,701	538,078
Tax savings from goodwill amortization	61,183	54,487	19,366	17,940
Withholding income tax	(354,241)	(257,046)	(120,444)	(49,950)
Recognition (write-off) of deferred charges on tax losses	(141,251)	57,591	(93,680)	38,602
Effect of application of IAS 29 (hyperinflation)	(39,202)	(87,570)	(999)	(87,570)
Others with reduced taxation	8,687	28,548	53,274	109,193
Income tax and social contribution expense	(1,218,603)	(646,096)	(222,032)	141,109
Effective tax rate	13.26%	7.57%	7.86%	-5.14%

The main events that impacted the effective tax rate in the period were:

▪

Government subsidy on sales taxes: Related to regional incentives and local production, which, when reinvested, are not taxed for income tax and social contribution purposes; this explains the impact on the effective tax rate. The amount above is impacted by the fluctuation in volume, price and eventual variation on state VAT (ICMS).

Ambev S.A.

Notes to the interim consolidated financial statements

As at September 30, 2019

(All amounts in thousands of reais unless otherwise stated)

▪	Complement of income tax of foreign subsidiaries due in Brazil: shows the result of the calculation of universal taxation of profits, according to the regulations of Law 12.973/14.
▪	Results of intercompany transactions: reflects the reality of the taxation in countries in which some subsidiaries with whom intercompany operations are made, are located.
▪

Deductible interest on shareholders’ equity: under Brazilian law, companies have an option to remunerate their shareholders through payment of interest on capital (“IOC”), which is deductible for income tax purposes.

19.    SHARE-BASED PAYMENTS

There are different stock-option and share-based payment programs which allow the employees and senior Management from the Company and its subsidiaries to acquire (through of exercise of the stock option) or receive shares of the Company. For all stock option programs, the fair value of the shares is estimated at the options grant date, using the “Hull Binomial” pricing model, adjusted to reflect the IFRS 2 requirement that assumptions about forfeiture before the end of the vesting period cannot impact the fair value of the option.

This current model of stock option, ruled by the Company’s stock option plan (“Stock Option Plan”), includes two types of grants: (I) Grant 1- the beneficiary can be allocated 30%, 40%, 60%, 70% or 100% of the amount related to the profit share the beneficiary received in the year, to the immediate exercise of options, thus acquiring the corresponding shares of the Company, which transfer to third parties or the Company will only be allowed after the five-year period counted from the date of exercise of the options; and (II) Grant 2 -  the beneficiary may exercise the options after a five-year grace period, for a period of five years.

In addition, the Company has implemented a share-based payment plan (“Share-Based Plan”) under which certain employees and members of the Management of the Company or its subsidiaries are eligible to receive shares of the Company including in the form of ADR’s. The shares that are subject to the Share-Based Plan are designated as "restricted shares".

Additionally, as a mean of creating a long term incentive (wealth incentive) for certain senior employees and members of Management considered as having “high potential,” the Company grants, under the Share-Based Plan, shares to be delivered in the future divided in two separate lots – Lot A and Lot B, which will be delivered to the participants of the relevant program, subject to maturation periods of five and ten years, respectively.

Ambev S.A.

Notes to the interim consolidated financial statements

As at September 30, 2019

(All amounts in thousands of reais unless otherwise stated)

The weighted average fair value of the options and assumptions used in applying the Company’s option pricing model of 2019 and 2018 grants was as follows:

In R$, except when otherwise indicated	09/30/2019	(i)	12/31/2018	(i)

Fair value of options granted	5.27		5.62
Share price	17.02		18.04
Exercise price	17.02		18.04
Expected volatility	26.1%		26.2%
Vesting year	5		5
Expected dividends	5%		5%
Risk-free interest rate	9.1%	(ii)	9.6%	(ii)

(i)     Information based on weighted average plans granted, except for the expected dividends and risk-free interest rate.

(ii) The percentages include the grants of stock options and ADR’s during the period, in which the risk-free interest rate of ADR’s  are calculated in U.S. dollar.

The total number of outstanding options developed were as follows:

Thousand options	09/30/2019	12/31/2018

Options outstanding at January 1st	141,328	135,221
Options issued during the period	1,408	19,899
Options exercised during the period	(6,949)	(9,988)
Options forfeited during the period	(13,947)	(3,804)
Options outstanding at ended period	121,840	141,328

The range of exercise prices of the outstanding options was between R$0.001 (R$0.001 on December 31, 2018) and R$33.67 (R$27.43 on December 31, 2018) and the weighted average remaining contractual life was approximately 5.88 years (6.27 years on December 31, 2018).

Of the 121,840 thousand outstanding options (141,328 thousand on December 31, 2018), 35,468 thousand options were vested on September 30, 2019 (55,538 thousands on December 31, 2018).

The weighted average exercise price of the options is as follows:

In R$ per share	09/30/2019	12/31/2018

Options outstanding at January 1 st	16.16	15.27
Options issued during the period	18.13	18.04
Options forfeited during the period	21.21	18.55
Options exercised during the period	8.70	7.47
Options outstanding at ended period	18.53	16.16
Options exercisable at ended period	18.52	2.25

Ambev S.A.

Notes to the interim consolidated financial statements

As at September 30, 2019

(All amounts in thousands of reais unless otherwise stated)

For the options exercised during the period ended September 30, 2019, the weighted average share price on the exercise date was R$18.68 (R$21.83 as of December 31, 2018).

To settle the exercised stock options, the Company may use treasury shares. The current limit of authorized capital is considered sufficient to meet all stock option plans if the issue of new shares is required to meet the grants awarded in the programs.

During the period, the Company did not grant deferred stocks under the stock option plan (as at December 2018, 426 thousand deferred stocks had been granted related to the exercise of stock options granted in the previous years, and such shares were valued based on the share price of the trading session immediately prior to the stock option grant, representing a fair value of R$7,518).

During the period, the Company granted 7,145,000 (13,055,000 as at December 31, 2018) restricted shares under the Share-Based Plan, which are valued based on the share price of the trading session immediately prior to the grant of shares, representing a fair value of approximately R$124,712 on September 30, 2019 (R$239,109 as at December 31, 2018). Such restricted share units are subject to a grace period of five years counted from the date of the grant.

The total number of shares purchased or granted, as the case may be,  under the Stock Option Plan and Share-Based Plan by employees, the delivery of which will be performed in the future under certain conditions (deferred stock and restricted shares), is demonstrated below:

Thousand deferred shares	09/30/2019	12/31/2018

Deferred shares outstanding at January 1st	12,308	16,300
New deferred shares during the period	-	426
Deferred shares granted during the period	(4,067)	(3,429)
Deferred shares forfeited during the period	(365)	(989)
Deferred shares outstanding at ended period	7,876	12,308

Thousand restricted shares	09/30/2019	12/31/2018

Restricted shares outstanding at January 1st	12,656	-
New restricted shares during the period	7,145	13,055
Restricted shares granted during the period	-	(296)
Restricted shares forfeited during the period	(395)	(103)
Restricted shares outstanding at ended period	19,406	12,656

Additionally, certain employees and managers of the Company received options to acquire AB Inbev shares, the compensation cost of which is recognized in the income statement against equity.

Ambev S.A.

Notes to the interim consolidated financial statements

As at September 30, 2019

(All amounts in thousands of reais unless otherwise stated)

The transactions with share-based payments described above generated an expense of R$177,725 (R$121,087 on September 30, 2018), recorded as administrative expenses.

20.  FINANCIAL INSTRUMENTS AND RISKS

Risk factors

The Company is exposed to foreign currency, interest rate, commodity price, liquidity and credit risk in the ordinary course of business. The Company analyzes each of these risks both individually and as a whole to define strategies to manage the economic impact on Company’s performance consistent with its Financial Risk Management Policy.

The Company’s use of derivatives strictly follows the Financial Risk Management Policy approved by the Board of Directors. The purpose of the policy is to provide guidelines for the management of financial risks inherent to the capital markets in which Ambev carries out its operations. The policy comprises four main aspects: (i) capital structure, financing and liquidity, (ii) transactional risks related to the business, (iii) financial statements translation risks and (iv) credit risks of financial counterparties.

The policy establishes that all the financial assets and liabilities in each country where Ambev operates must be denominated in their respective local currencies. The policy also sets forth the procedures and controls needed for identifying, measuring and minimizing market risks, such as variations in foreign exchange rates, interest rates and commodities (mainly aluminum, wheat, corn and sugar) that may affect Ambev’s revenues, costs and/or investment amounts. The policy states that all the known risks (e.g. foreign currency and interest) shall be hedged by contracting derivative financial instruments. Existing risks not yet recorded (e.g. future contracts for the purchase of raw material or property, plant and equipment) are mitigated using projections for the period necessary for the Company to adapt to the new cost scenario, which may vary from ten to fourteen months, also through the use of derivative financial instruments. Most of the translation risks are not hedged. Any exception to the policy must be approved by the Board of Directors.

Derivative financial Instruments

Derivative financial instruments authorized by the Financial Risk Management Policy are futures contracts traded on exchanges, full deliverable forwards, non-deliverable forwards, swaps and options. At September 30, 2019, the Company and its subsidiaries had no target forward, swaps with currency verification or any other derivative operations representing a risk level above the nominal value of their contracts. The derivative operations are managed on a consolidated basis and are classified by strategies according to their purposes, as follows:

Ambev S.A.

Notes to the interim consolidated financial statements

As at September 30, 2019

(All amounts in thousands of reais unless otherwise stated)

i) Cash-flow-hedge derivative instruments – The highly probable forecast transactions contracted in order to minimize the Company's exposure to fluctuations of exchange rates and prices of raw materials, investments, equipment and services to be procured, protected by cash flow hedges that will occur at various different dates during the next fourteen months. Gains and losses classified as hedging reserve in equity are recognized in the income statement in the period or periods when the forecast and hedged transaction affects the income statement.

ii) Fair-value-hedge derivative instruments – operations contracted with the purpose of mitigating the Company’s net indebtedness against foreign exchange and interest rate risk. Cash net positions and foreign currency debts are continually assessed for identification of new exposures.

The results of these operations, measured according to their fair value, are recognized in financial results.

iii) Net-investment-hedge derivative instruments – transactions entered into in order to minimize exposure of the exchange differences arising from conversion of net investment in the Company's subsidiaries located abroad for translation account balance. The effective portion of the hedge is allocated to equity and the ineffectiveness portion is recorded directly in financial results.

The following tables summarize the exposure of the Company that were identified and protected in accordance with the Company's Risk Policy. The following denominations have been applied:

Operational Hedge: Refers to the exposures arising from the core business of Ambev, such as purchase of inputs, purchase of fixed assets and service contracts linked to foreign currency, which is protected through the use of derivatives.

Financial Hedge: Refers to the exposures arising from cash and financing activities, such as foreign-currency cash and foreign-currency debt, which is protected through the use of derivatives.

Investment hedge abroad: Refers mainly to exposures arising from cash hold in foreign currency in foreign subsidiaries whose functional currency is different from the consolidation currency.

Investment hedge - Put option granted on subsidiary: As detailed in Note 13 (d.4) the Company constituted a liability related to acquisition of Non-controlling interest in the Dominican Republic operations. This financial instrument is denominated in Dominican Pesos and is recorded in a Company which functional currency is the Real. The Company assigned this financial instrument as a hedging instrument for part of its net assets located in the Dominican Republic, in such manner the hedge result can be recorded in other comprehensive income of the group, following the result of the hedged item.

Ambev S.A.

Notes to the interim consolidated financial statements

As at September 30, 2019

(All amounts in thousands of reais unless otherwise stated)

Transactions protected by derivative financial instruments in accordance with the Financial Risk Management Policy

				09/30/2019		Nine-month period ended: 09/30/2019			Three-month period ended: 09/30/2019
				Fair Value		Gain / (Losses)			Gain / (Losses)
Exposure	Risk		Notional	Assets	Liability	Finance Result	Operational Result	Equity	Finance Result	Operational Result	Equity

Cost		(11,557,028)	11,357,137	243,517	(279,603)	(682,365)	625,482	692,234	(258,155)	(35,042)	621,355
	Commodity	(2,765,172)	2,565,281	9,128	(248,964)	(40,789)	(129,016)	(108,277)	(20,246)	(63,030)	(90,141)
	American Dollar	(8,506,665)	8,506,665	198,523	(24,807)	(522,648)	798,256	821,660	(121,354)	38,741	695,255
	Euro	(143,484)	143,484	-	(5,795)	(2,290)	(3,419)	(10,258)	(864)	(718)	(3,979)
	Mexican Pesos	(141,707)	141,707	35,866	(37)	(116,638)	(40,339)	(10,891)	(115,691)	(10,035)	20,220

Fixed Assets		(819,826)	819,826	59,729	(15,836)	(187,186)	155,916	177,313	(67,190)	154,147	135,450
	American Dollar	(819,826)	819,826	59,729	(15,836)	(187,186)	155,916	177,313	(67,190)	154,147	135,450

Expenses		(230,759)	230,759	20,927	(4,399)	(2,155)	2,269	1,937	33,259	1,705	(10,312)
	American Dollar	(230,759)	230,759	20,927	(4,399)	(2,157)	2,427	2,043	33,259	1,705	(10,312)
	Rupee	-	-	-	-	2	(158)	(106)	-	-	-

Cash		(15,000)	15,000	-	-	(42)	-	-	20	-	-
	Interest rate	(15,000)	15,000	-	-	(42)	-	-	20	-	-

Debts		(822,835)	-	-	-	5,306	-	-	-	-	-
	American Dollar	(531,294)	-	-	-	-	-	-	-	-	-
	Interest rate	(291,541)	-	-	-	5,306	-	-	-	-	-

Equity Instrument		(1,676,820)	1,078,369	26,228	(11,120)	159,369	-	-	(36,241)	-	-
	Stock exchange prices	(1,676,820)	1,078,369	26,228	(11,120)	159,369	-	-	(36,241)	-	-

Foreign Investments		-	-	-	-	-	(28,487)	28,487	-	-	-
	American Dollar	-	-	-	-	-	(28,487)	28,487	-	-	-
September 30, 2019		(15,122,268)	13,501,091	350,401	(310,958)	(707,073)	755,180	899,971	(328,307)	120,810	746,493

Ambev S.A.

Notes to the interim consolidated financial statements

As at September 30, 2019

(All amounts in thousands of reais unless otherwise stated)

				12/31/2018		Nine-month period ended: 09/30/2018			Three-month period ended: 09/30/2018
				Fair Value		Gain / (Losses)			Gain / (Losses)
Exposure	Risk		Notional	Assets	Liability	Finance Result	Operational Result	Equity	Finance Result	Operational Result	Equity

Cost		(11,793,199)	11,607,208	184,487	(394,167)	(346,736)	684,120	1,962,649	(138,098)	309,189	358,202
	Commodity	(2,597,049)	2,411,058	14,900	(270,592)	(32,537)	76,973	(31,005)	8,998	3,512	(8,802)
	American Dollar	(8,774,281)	8,774,281	128,429	(119,917)	(315,744)	573,135	1,931,111	(146,077)	298,518	365,387
	Euro	(152,373)	152,373	2,234	(1,020)	(2,006)	5,666	(2,871)	(784)	2,065	(3,145)
	Mexican Pesos	(269,496)	269,496	38,924	(2,638)	3,551	28,346	65,414	(235)	5,094	4,762

Fixed Assets		(890,029)	890,029	23,701	(29,318)	29,887	-	-	3,942	-	-
	American Dollar	(890,029)	890,029	23,701	(29,126)	23,427	-	-	2,816	-	-
	Euro	-	-	-	(192)	6,460	-	-	1,126	-	-

Expenses		(314,001)	314,001	11,403	(14,150)	(152)	14,474	5,026	3,518	2,218	155
	American Dollar	(311,812)	311,812	11,362	(14,150)	(497)	15,067	5,964	3,409	2,373	740
	Rupee	(2,189)	2,189	41	-	345	(593)	(938)	109	(155)	(585)

Cash		(15,000)	15,000	359	-	(416,064)	-	-	(87,629)	-	-
	American Dollar	-	-	265	-	(416,224)	-	-	(87,568)	-	-
	Interest rate	(15,000)	15,000	94	-	160	-	-	(61)	-	-

Debts		(1,010,581)	338,219	34,900	(1,127)	273,885	-	-	75,070	-	-
	American Dollar	(672,362)	-	-	-	259,235	-	-	70,281	-	-
	Interest rate	(338,219)	338,219	34,900	(1,127)	14,650	-	-	4,789	-	-

Equity Instrument		(1,535,355)	1,108,416	82	(242,986)	(217,805)	-	-	(4,266)	-	-
	American Dollar	(1,535,355)	1,108,416	82	(242,986)	(217,805)	-	-	(4,266)	-	-
Total		(15,558,165)	14,272,873	254,932	(681,748)	(676,985)	698,594	1,967,675	(147,463)	311,407	358,357

Ambev S.A.

Notes to the interim consolidated financial statements

As at September 30, 2019

(All amounts in thousands of reais unless otherwise stated)

I.        Market risk

a.1) Foreign-currency risk

The Company is exposed to foreign currency risk on borrowings, investments, purchases, dividends and/or interest expense and income whenever they are denominated in a currency other than the functional currency of the subsidiary. The main derivatives financial instruments used to manage foreign currency risk are futures contracts, swaps, options, non-deliverable forwards and full deliverable forwards.

a.2) Commodity Risk

A significant portion of the Company’s inputs comprise commodities which historically have experienced substantial price fluctuations. The Company therefore uses both fixed price purchasing contracts and derivative financial instruments to minimize its exposure to commodity price volatility. The Company has important exposures to the following commodities: aluminum, sugar, wheat and corn. These derivative financial instruments have been designated as cash-flow hedges.

a.3) Interest rate risk

The Company applies a dynamic interest rate hedging approach whereby the target mix between fixed and floating rate debts is reviewed periodically. The purpose of the Company’s policy is to achieve an optimal balance between cost of funding and volatility of financial results, taking into account market conditions as well as the Company’s overall business strategy and this strategy is reviewed periodically.

The table below demonstrates the Company’s exposure related to debts, before and after interest rates hedging strategy.

	09/30/2019
	Pre - Hedge		Post - Hedge
	Interest rate	Amount	Interest rate	Amount
Brazilian Real	10.0%	2,076,335	10.0%	2,076,335
Dominican Peso	9.7%	219,013	9.7%	219,013
American Dollar	3.6%	20,876	3.6%	20,876
Guatemala´s Quetzal	7.8%	12,320	7.8%	12,320
Canadian Dollar	3.5%	140,697	3.5%	140,697
Others	9.8%	108,909	9.8%	108,909
Interest rate pre-set		2,578,150		2,578,150

Brazilian Real	9.4%	169,502	9.4%	169,502
American Dollar	3.4%	510,418	3.4%	510,418
Canadian Dollar	2.6%	832,088	2.6%	832,088
Interest rate post fixed		1,512,008		1,512,008

Ambev S.A.

Notes to the interim consolidated financial statements

As at September 30, 2019

(All amounts in thousands of reais unless otherwise stated)

	12/31/2018 (restated)
	Pre - Hedge		Post - Hedge
	Interest rate	Amount	Interest rate	Amount
Brazilian Real	9.7%	2,034,555	10.1%	1,756,179
Dominican Peso	9.4%	217,450	9.4%	217,450
American Dollar	4.4%	42,392	4.4%	42,392
Guatemala´s Quetzal	7.8%	11,460	7.8%	11,460
Canadian Dollar	3.5%	145,513	3.5%	145,513
Other Latin American Currencies	10.2%	32,092	10.2%	32,092
Interest rate pre-set		2,483,462		2,205,086

Brazilian Real	9.1%	237,658	6.8%	516,034
American Dollar	3.6%	629,973	3.6%	629,973
Canadian Dollar	2.8%	752,570	2.8%	752,570
Interest rate post fixed		1,620,201		1,898,577

Sensitivity analysis

The Company mitigates risks arising from non-derivative financial assets and liabilities substantially, through derivative financial instruments. In this context, the Company has identified the main risk factors that may generate losses from these derivative financial instruments and has developed a sensitivity analysis based on three scenarios, which may impact the Company’s future results and/or cash flow, as described below:

1 – Probable scenario: Management expectations of deterioration in each transaction’s main risk factor. To measure the possible effects on the results of derivative transactions, the Company uses parametric Value at Risk (VaR), which is a statistical measure developed through estimates of standard deviation and correlation between the returns of several risk factors. This model results in the loss limit expected for an asset over a certain time period and confidence interval. Under this methodology, we used the potential exposure of each financial instrument, a range of 95% and horizon of 21 days after September 30, 2019 for the calculation, which are presented in the module.

2 – Adverse scenario: 25% deterioration in each transaction’s main risk factor as compared to the level observed on September 30, 2019.

3 – Remote scenario: 50% deterioration in each transaction’s main risk factor as compared to the level observed on September 30, 2019.

Ambev S.A.

Notes to the interim consolidated financial statements

As at September 30, 2019

(All amounts in thousands of reais unless otherwise stated)

Transaction	Risk	Fair Value	Probable scenario	Adverse scenario	Remote scenario

Commodities hedge	Decrease on commodities price	(239,836)	(309,588)	(881,156)	(1,522,476)
Input purchase		239,836	315,256	931,129	1,622,422
Foreign exchange hedge	Foreign currency decrease	203,750	107,445	(1,994,214)	(4,192,178)
Input purchase		(203,750)	(107,445)	1,994,214	4,192,178
Costs effects		-	5,668	49,973	99,946

Foreign exchange hedge	Foreign currency decrease	43,893	22,228	(161,064)	(366,020)
Capex Purchase		(43,893)	(22,228)	161,064	366,020
Fixed assets effects		-	-	-	-

Foreign exchange hedge	Foreign currency decrease	16,528	10,278	(41,162)	(98,852)
Expenses		(16,528)	(10,278)	41,162	98,852
Expenses effects		-	-	-	-

Interest Hedge	Decrease in interest rate	-	(227)	(277)	(330)
Interest revenue		-	227	277	330
Cash effects		-	-	-	-

Debt	Foreign currency decrease	-	3,668	132,823	265,647
Interest expenses	Increase in interest rate	-	1,548	15,217	28,633
Debt effects		-	5,216	148,040	294,280

Equity Instrument Hedge	Stock exchange price decrease	15,108	(25,522)	(254,484)	(524,076)
Expenses		(15,108)	45,557	404,097	823,301
Equity effects		-	20,035	149,613	299,225
		-	30,919	347,626	693,451

As at September 30, 2019 the notional and fair value amounts per instrument and maturity were as follows:

		Notional Value
Exposure	Risk	2019	2020	2021	2022	>2022	Total

Cost		7,393,615	3,963,522	-	-	-	11,357,137
	Commodity	742,175	1,823,106	-	-	-	2,565,281
	American Dollar	6,572,313	1,934,352	-	-	-	8,506,665
	Euro	35,956	107,528	-	-	-	143,484
	Mexican Peso	43,171	98,536	-	-	-	141,707

Fixed asset		581,740	238,086	-	-	-	819,826
	American Dollar	581,740	238,086	-	-	-	819,826

Expenses		156,235	74,524	-	-	-	230,759
	American Dollar	156,235	74,524	-	-	-	230,759

Cash		-	15,000	-	-	-	15,000
	Interest rate	-	15,000	-	-	-	15,000

Equity Instrument		34,040	1,044,329	-	-	-	1,078,369
	Stock prices	34,040	1,044,329	-	-	-	1,078,369
		8,165,630	5,335,461	-	-	-	13,501,091

Ambev S.A.

Notes to the interim consolidated financial statements

As at September 30, 2019

(All amounts in thousands of reais unless otherwise stated)

		Fair Value
Exposure	Risk	2019	2020	2021	2022	>2022	Total

Cost		65,430	(101,516)	-	-	-	(36,086)
	Commodity	(124,132)	(115,704)	-	-	-	(239,836)
	American Dollar	160,242	13,474	-	-	-	173,716
	Euro	(2,304)	(3,491)	-	-	-	(5,795)
	Mexican Peso	31,624	4,205	-	-	-	35,829

Fixed asset		34,777	9,116	-	-	-	43,893
	American Dollar	34,777	9,116	-	-	-	43,893

Expenses		15,454	1,074	-	-	-	16,528
	American Dollar	15,454	1,074	-	-	-	16,528

Equity Instrument		4,587	10,521	-	-	-	15,108
	Stock prices	4,587	10,521	-	-	-	15,108
		120,248	(80,805)	-	-	-	39,443

  II.    Credit Risk

Concentration of credit risk on trade receivables

A substantial part of the Company’s sales are made to distributors, supermarkets and retailers, within a broad distribution network. Credit risk is reduced because of the widespread number of customers and control procedures used to monitor risk. Historically, the Company has not experienced significant losses on receivables from customers.

Concentration of credit risk on counterpart

In order to minimize the credit risk of its investments, the Company has adopted procedures for the allocation of cash and investments, taking into consideration limits and credit analysis of financial institutions, avoiding credit concentration, i.e., the credit risk is monitored and minimized to the extent that negotiations are carried out only with a select group of highly rated counterparties.

The selection process of financial institutions authorized to operate as the Company’s counterparty is set forth in our Credit Risk Policy. This Credit Risk Policy establishes maximum limits of exposure to each counterparty based on the risk rating and on each counterparty's capitalization.

In order to minimize the risk of credit with its counterparties on significant derivative transactions, the Company has adopted bilateral “trigger” clauses. According to these clauses, where the fair value of an operation exceeds a percentage of its notional value (generally between 10% and 15%), the debtor settles the difference in favor of the creditor.

Ambev S.A.

Notes to the interim consolidated financial statements

As at September 30, 2019

(All amounts in thousands of reais unless otherwise stated)

As at September 30, 2019, the Company held its main short-term investments with the following financial institutions: Banco do Brasil, Bradesco, Bank Mendes Gans, BNP Paribas, Caixa Econômica Federal, Citibank, Itaú, JP Morgan Chase, Santander, ScotiaBank and Toronto Dominion Bank. The Company had derivative agreements with the following financial institutions: Banco Bisa, Banco Galícia, BBVA, Barclays, BNB, BNP Paribas, Bradesco, Citibank, Deutsche Bank, Itaú, Goldman Sachs, JP Morgan Chase, Macquarie, Merrill Lynch, Morgan Stanley, Santander, Standard Bank, ScotiaBank and TD Securities.

The carrying amount of cash and cash equivalents, investment securities, trade receivables excluding prepaid expenses, recoverable taxes and derivative financial instruments are disclosed net of provisions for impairment and represents the maximum exposure of credit risks at September 30, 2019. There was no concentration of credit risk with any counterparties as at September 30, 2019.

III.     Liquidity Risk

The Company believes that cash flows from operating activities, cash and cash equivalents and short-term investments, together with the derivative financial instruments and access to loan facilities are sufficient to finance capital expenditures, financial liabilities and dividend payments in the future.

IV.    Equity price risk

Through the equity swap transactions approved on May 15th, 2018, December 20th, 2018 and May 15th, 2019 by Ambev’s Board of Directors (see Note 1 - Corporate information), the Company, or its subsidiaries, will receive the price variation related to its shares traded on the stock exchange or ADRs, neutralizing the possible effects of stock-price variation in view of the share-based payment of the Company. As these derivative instruments are not characterized as hedge accounting they were not therefore designated to any hedge.

At September 30, 2019, an exposure equivalent to R$1.7 billion (R$1.5 billion as of December 31, 2018) in AmBev’s shares (or ADR’s) was partially hedged, resulting in a gain in income statement of R$159,369 (a loss in income statement of R$217,805 as of September 30, 2018).

  V.    Capital management

Ambev is continuously optimizing its capital structure, aiming to maximize shareholder value while keeping the desired financial flexibility to execute the strategic projects. Besides the statutory minimum equity funding requirements that apply to the Company’s subsidiaries in different countries, Ambev is not subject to any externally imposed capital requirements. When analyzing its capital structure, the Company uses the same debt ratings and capital classifications as applied in the Company’s interim financial statements.

Ambev S.A.

Notes to the interim consolidated financial statements

As at September 30, 2019

(All amounts in thousands of reais unless otherwise stated)

Financial instruments

(a) Financial instruments categories

Management of the financial instruments held by the Company is effected through operational strategies and internal controls to assure liquidity, profitability and transaction security. Financial instruments transactions are regularly reviewed for the effectiveness of the risk exposure that Management intends to cover (foreign exchange, interest rate, etc.).

The table below shows all financial instruments recognized in the interim financial statements, segregated by category:

	09/30/2019
	Fair value through other comprehensive income	Amortized cost	Fair value through profit or loss	Total
Financial assets
Cash and cash equivalents	6,914,111	8,102,803	-	15,016,914
Trade receivables excluding prepaid expenses	-	6,127,358	-	6,127,358
Investment securities	-	166,068	14,304	180,372
Financial instruments derivatives	-	-	26,228	26,228
Derivatives hedge	-	-	324,173	324,173
Total	6,914,111	14,396,229	364,705	21,675,045

Financial liabilities
Trade payables and put option granted on subsidiary and other liabilities	-	14,184,265	2,912,002	17,096,267
Financial instruments derivatives	-	-	11,120	11,120
Derivatives hedge	-	-	299,838	299,838
Interest-bearning loans and borrowings	-	4,090,158	-	4,090,158
Total	-	18,274,423	3,222,960	21,497,383

Ambev S.A.

Notes to the interim consolidated financial statements

As at September 30, 2019

(All amounts in thousands of reais unless otherwise stated)

	12/31/2018 (restated)
	Fair value through other comprehensive income	Amortized cost	Fair value through profit or loss	Total
Financial assets
Cash and cash equivalents	3,778,394	7,685,104	-	11,463,498
Trade receivables excluding prepaid expenses	-	6,874,253	-	6,874,253
Investment securities	-	147,341	13,391	160,732
Financial instruments derivatives	-	-	34,068	34,068
Derivatives hedge	-	-	220,864	220,864
Total	3,778,394	14,706,698	268,323	18,753,415

Financial liabilities
Trade payables and put option granted on subsidiary and other liabilities	-	15,535,632	2,669,561	18,205,193
Financial instruments derivatives	-	-	243,359	243,359
Derivatives hedge	-	-	438,389	438,389
Interest-bearning loans and borrowings	-	4,103,663	-	4,103,663
Total	-	19,639,295	3,351,309	22,990,604

(b) Classification of financial instruments by type of fair value measurement

IFRS 13 defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Also pursuant to IFRS 13, financial instruments measured at fair value shall be classified within the following categories:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date valuation;

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3 – unobservable inputs for the asset or liability.

Ambev S.A.

Notes to the interim consolidated financial statements

As at September 30, 2019

(All amounts in thousands of reais unless otherwise stated)

	09/30/2019				12/31/2018

	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Financial asset at fair value through other comprehensive income	6,914,111	-	-	6,914,111	3,778,394	-	-	3,778,394
Financial asset at fair value through profit or loss	14,304	-	-	14,304	13,391	-	-	13,391
Derivatives assets at fair value through profit or loss	-	26,228	-	26,228	95	33,973	-	34,068
Derivatives - operational hedge	8,783	315,390	-	324,173	1,622	219,242	-	220,864
	6,937,198	341,618	-	7,278,816	3,793,502	253,215	-	4,046,717
Financial liabilities
Financial liabilities at fair value through profit and loss (i)	-	-	2,912,002	2,912,002	-	-	2,669,561	2,669,561
Derivatives liabilities at fair value through profit or loss	-	11,120	-	11,120	511	242,848	-	243,359
Derivatives - operational hedge	18,989	280,849	-	299,838	36,583	401,806	-	438,389
	18,989	291,969	2,912,002	3,222,960	37,094	644,654	2,669,561	3,351,309

(i) Refers to the put option granted on subsidiary as described in Note 13 d(4).

Reconciliation of changes in the categorization of Level 3

Financial liabilities at December 31, 2018	2,669,561
Acquisition of investments	(24,416)
Total gains and losses in the period	266,857
Losses/(gains) recognized in net income	167,671
Losses/(gains) recognized in equity	99,186
Financial liabilities at September 30, 2019 (i)	2,912,002

(i) The liability was recorded under “trade payables and put option granted on subsidiary and other liabilities” on the balance sheet.

(c) Fair value of financial liabilities measured at amortized cost

The Company’s liabilities, interest-bearing loans and borrowings, trade payables excluding tax payables, are recorded at amortized cost according to the effective rate method, plus indexation and foreign exchange gains/losses, based on closing indices for each exercise.

The financial instruments recorded at amortized cost are similar to the fair value and are not material for disclosure.

Calculation of fair value of derivatives

The Company measures derivative financial instruments by calculating their present value, through the use of market curves that impact the instrument on the computation dates. In the case of swaps, both the asset and the liability positions are estimated independently and brought to present value, where the difference between the result of the asset and liability amount generates the swaps market value. For the traded derivative financial instruments, the fair value is calculated according to the adjusted exchange-listed price.

Ambev S.A.

Notes to the interim consolidated financial statements

As at September 30, 2019

(All amounts in thousands of reais unless otherwise stated)

Margins given in guarantee

In order to comply with the guarantee requirements of the derivative exchanges and/or counterparties in certain operations with derivative financial instruments, as at September 30, 2019 the Company held R$739,045 in highly liquid financial investments or in cash, classified as cash and cash equivalents and investment securities (R$653,751 on December 31, 2018).

Offsetting of financial assets and liabilities

For financial assets and liabilities subject to settlement agreements by the net or similar agreements, each agreement between the Company and the counterparty allows this type of settlement when both parties make this option. In the absence of such a settlement, the assets and liabilities will be settled by their amounts, but each party will have the option to settle on net, in case of default by the counterparty.

21. COLLATERAL AND CONTRACTUAL COMMITMENTS WITH SUPLLIERS, ADVANCES FROM CUSTOMERS AND OTHER

	09/30/2019	12/31/2018

Collateral given for own liabilities	739,153	653,751
Other commitments	1,261,831	1,338,866
	2,000,984	1,992,617

Commitments with suppliers	15,191,480	12,078,641
	15,191,480	12,078,641

The collateral provided for liabilities totaled approximately R$2,000,984 on September 30, 2019 (R$1,992,617 on December 31, 2018), including R$602,314 (R$574,726 on December 31, 2018) of cash guarantees. The deposits in cash used as guarantees are presented as part of other assets. To meet the guarantees required by derivative exchanges and/or counterparties contracted in certain derivative financial instrument transactions, Ambev maintained on September 30, 2019, R$739,045 (R$653,751 on December 31, 2018) in highly liquid financial investments or in cash, classified as cash and cash equivalents and investment securities (Note 20 – Financial instruments and risks).

Most of the balance relates to commitments with suppliers of packaging.

Ambev S.A.

Notes to the interim consolidated financial statements

As at September 30, 2019

(All amounts in thousands of reais unless otherwise stated)

Future contractual commitments on September 30, 2019 and December 31, 2018 were as follows:

	09/30/2019	12/31/2018

Less than 1 year	7,485,209	4,826,987
Between 1 and 2 years	4,077,376	2,932,420
More than 2 years	3,628,895	4,319,234
	15,191,480	12,078,641

22. CONTINGENT LIABILITY

The Company has contingent liabilities related to lawsuits arising from its normal course of business. Due to their nature, such legal proceedings involve certain uncertainties including, but not limited to, court and tribunals rulings, negotiations between affected parties and governmental actions, and as a consequence the Company’s Management cannot estimate the likely timing of resolution of these matters at this stage.

Contingent liabilities with a probable outcome are fully recorded as liabilities (Note 12 – Provisions).

Additionally, the Company has lawsuits related to tax, civil and labor for which the likelihood of loss is classified as possible by Management, and for which there are no provisions, as the composition and estimates of amounts as follows:

	09/30/2019	12/31/2018

IRPJ and CSLL	38,512,277	37,867,374
ICMS and IPI	22,985,087	23,891,369
PIS and COFINS	2,563,848	4,386,342
Labor	461,081	353,425
Civil	412,047	4,385,657
Others	1,022,275	1,171,252
	65,956,615	72,055,419

Principal lawsuits with a likelihood of possible loss:

Except for monetary inflation and the cases described below, there was no relevant changes in the main cases with possible chances of loss when compared to the period ending on December 31, 2018.

Ambev S.A.

Notes to the interim consolidated financial statements

As at September 30, 2019

(All amounts in thousands of reais unless otherwise stated)

Brazilian Federal Taxes

Profits earned abroad

Since 2005, certain subsidiaries of Ambev received assessments from the Brazilian Federal Tax Authorities relating to profits of its foreign subsidiaries. The cases are being challenged at both the administrative and judicial levels of the courts.

The administrative proceedings have partially favorable decisions, which are still subject to review by the administrative court. On the other hand, at the judicial level the Company has a favorable injunction, in order to suspend the enforceability of the tax credit, and favorable first-level decisions still subject to review by the second-level judicial court.

In September 2019, Ambev Management estimated an exposure with possible chances of loss of approximately R$7.1 billion (R$7.7 billion at December 31, 2018) and approximately R$51.8 million for which we have recorded a provision (R$45.8 million at December 31, 2018).

Disallowance of taxes paid abroad

Since 2014, Ambev has been receiving tax assessments related to the disallowance of deductions associated with taxes paid abroad by its foreign subsidiaries, and has been filing defenses. The cases are being challenged at the administrative level and they are still waiting final decisions.

In September 2017, Ambev decided to include part of those tax assessments in the Brazilian Federal Tax Regularization Program of the Provisional Measure nº 783.

As at September 30, 2019, Ambev Management estimates the exposure of approximately R$10.0 billion (R$9.5 billion as of December 31, 2018) as possible loss.

Presumed Profit

In April 2016, Arosuco (a subsidiary of Ambev) received a tax assessment regarding the use of the “presumed profit” method for the calculation of income tax and social contribution on net profits instead of the real profit method. In September, 2017, Arosuco received an unfavorable first level administrative decision and filed an Appeal. In 2019, a definitive favorable decision was issued in favor of the Company by the Lower Administrative Tax Court (“CARF”), canceling the assessment.

In March 2019, Ambev received a new tax assessment regarding the same subject and filed a defense.

Ambev S.A.

Notes to the interim consolidated financial statements

As at September 30, 2019

(All amounts in thousands of reais unless otherwise stated)

Arosuco Management estimates the amount of possible losses in relation to this assessment in September 2019 are approximately R$501.5 million (R$645.1 million as at December 31, 2018).

PIS and COFINS

PIS/COFINS over bonus products

Since 2015, Ambev has received tax assessments issued by the Brazilian federal tax authorities relating to amounts allegedly due under the Integration Programme/Social Security Financing Levy (PIS/COFINS) over bonus products granted to its customers. These cases are being challenged at the administrative and judicial Courts. In 2019, Ambev had favorable decisions at the administrative level. Part of these decisions are still subject to review. The ongoing case in the judicial sphere is still at an early stage.

Ambev Management estimates the possible losses related to these assessments in September 2019 to be approximately R$2.3 billion (R$4.0 billion as at December 31, 2018), classified as a possible loss.

ICMS and IPI

Manaus Free Trade Zone – IPI

Goods manufactured within the Manaus Free Trade Zone for remittance elsewhere in Brazil are exempt from IPI excise tax (“IPI”). Ambev’s subsidiaries have been registering presumed credits for IPI upon the acquisition of exempted goods manufactured therein. Since 2009, Ambev has been receiving tax assessments from the Brazilian Federal Tax Authorities relating to the disallowance of such presumed IPI excise tax credits. In addition, the Company has also received tax assessments from the Brazilian Federal Tax Authorities charging federal taxes allegedly unduly offset with the disallowed presumed IPI excise tax credits which are under discussion in these proceedings.

In April, 2019, the Federal Supreme Court ("STF") concluded the judgment of Extraordinary Appeal No. 592.891/SP, with binding effects, deciding on the right of taxpayers registering IPI excise tax presumed credits on acquisitions of raw materials and exempted inputs originated from the Manaus Free Trade Zone. As a result of this decision, the Company reclassified part of the amounts related to the cases as remote loss, maintaining as a possible loss only amounts related to other additional discussions not submitted to the analysis of the STF.

As at September 30, 2019, Ambev Management estimates exposure of approximately R$3.6 billion (R$3.8 billion at December 31, 2018), classified as a possible loss.

Ambev S.A.

Notes to the interim consolidated financial statements

As at September 30, 2019

(All amounts in thousands of reais unless otherwise stated)

Civil

Class action against Brewers Retail Inc.

On 12 December 2014, claimants in Canada brought a lawsuit against the Liquor Control Board of Ontario (“LCBO”), Brewers Retail Inc. (“The Beer Store”) and the owners of The Beer Store (Molson Coors Canada, Sleeman Breweries Ltd. and Labatt Breweries of Canada LP). The lawsuit, brought pursuant to the Ontario Class Proceedings Act in the Ontario Superior Court of Justice, seeks a declaration that LCBO and The Beer Store agreed with each to allocate sales, territories, customers or markets for the supply of beer sold in Ontario since June 1, 2000, and a declaration that the owners of The Beer Store agreed to fix prices. In March, the Ontario Supreme Court granted the summary judgment motions and dismissed the plaintiffs’ claims. In April, the Ontario Court of Appeal dismissed the plaintiffs’ appeal. The time limit for the plaintiffs to apply for permission to appeal to the Canadian Supreme Court expired and in July we had confirmation that the favorable decision of the Ontario Supreme Court is final. The amount involved in this lawsuit was approximately R$4.4 billion (R$3.6 billion as of December 31, 2018).

Contingent assets

In accordance with IAS 37 - Provisions, Contingent Liabilities and Contingent Assets, the contingent assets are not recognized in consolidated financial statements, except when realization of income is virtually certain.

The Company and its subsidiaries are demanding the refund of the PIS and COFINS paid including the ICMS and/or ICMS-ST in their taxable basis for the period from 1990 onwards. Considering the different taxation systems applicable to the cold drinks sector, as well as due to corporate reorganizations occurred over the years, the Company and its subsidiaries have several lawsuits claiming such refund. For the period until 2009, as well as for the period in which the special regime for cold drinks was in place – i.e. from January 2009 to April 2015 (article 58-J of Law 10,833, of 2003, also known as REFRI) – the amounts involved in the refund requests are still being calculated. For the period after the termination of the special regime for cold drinks (currently in place), the Company estimates that the contingent asset related to the matter is R$2.2 billion.

In September 2019, the Company obtained a final favorable decision and recognized the right from Companhia Antarctica Paulista (incorporated by Ambev S.A.) to exclude the ICMS from the COFINS taxable base in the period from March 2000 to May 2005, reason why it recognizing a recoverable tax of approximately R$0.7 billion.

Ambev S.A.

Notes to the interim consolidated financial statements

As at September 30, 2019

(All amounts in thousands of reais unless otherwise stated)

23. NON-CASH ITEMS

	Nine-month period ended:		Three-month period ended:
	09/30/2019	12/31/2018	09/30/2019	09/30/2018
Cash financing cost other than interests	(1,932)	(198,142)	(3)	(126,515)
Fair value of options granted on subsidiary	31,767	135,092	(2,133)	2,132
Sale of subsidiary	-	-	-	(179,470)
Exchange transaction of shareholdings	-	(30,897)	-	28,177
Effect of application of IAS 29 (hyperinflation)	174,362	(19,678)	163,321	(19,678)
Acquisition of investment payable	20,000	-	-	-

24. RELATED PARTIES

Policies and practices regarding the realization of transactions with related parties

The Company adopts corporate governance practices recommended and/or required by the applicable law.

Under the Company’s by-laws, the Board of Directors is responsible for approving any transaction or agreements between the Company and/or any of its subsidiaries (except those fully subsidiaries), directors and/or shareholders (including shareholders, direct or indirect shareholders of the Company). The Antitrust Compliance and Related Parties Committee of the Company is required to advise the Board of Directors of the Company in matters related to transactions with related parties.

Management is prohibited from interfering in any transaction in which conflict exists, even in theory, with the Company interests. It is also not permitted to interfere in decisions of any other Management member, requiring documentation in the minutes of meeting of the Board any decision to abstain from the specific deliberation.

The Company’s guidelines with related parties follow reasonable or commutative terms, similar to those prevailing in the market or under which the Company would contract similar transactions with third parties. These are clearly disclosed in the financial statements as formalized in written contracts.

Transactions with Management members:

In addition to short-term benefits (primarily salaries), the Management members are entitled to participate in the Stock Option Plan (Note 19 – Share-based payments).

Ambev S.A.

Notes to the interim consolidated financial statements

As at September 30, 2019

(All amounts in thousands of reais unless otherwise stated)

Total expenses related to the Company’s Management members were as follows:

	Nine-month period ended:		Three-month period ended:
	09/30/2019	09/30/2018	09/30/2019	09/30/2018

Short-term benefits (i)	26,790	15,774	16,680	5,062
Share-based payments (ii)	21,601	19,935	20	5,401
Total key Management remuneration	48,391	35,709	16,700	10,463

(i) These correspond substantially to Management’s salaries and profit sharing (including performance bonuses).

(ii) These correspond to the compensation  cost of stock options and restricted stocks granted to Management. These amounts exclude remuneration paid to members of the Fiscal Council.

Excluding the above mentioned plan (Note 19 – Share-based payments), the Company no longer has any type of transaction with the Management members or pending balances receivable or payable in its balance sheet.

Transactions with the Company's shareholders:

a) Medical, dental and other benefits

The Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficiência (“Fundação Zerrenner) is one of Ambev’s shareholders, and at September 30, 2019 held 10.2% of its total share capital. Fundação Zerrenner is also an independent legal entity whose main goal is to provide Ambev’s employees, both active and retirees, with health care and dental assistance, technical and superior education courses, facilities for assisting elderly people, through direct initiatives or through financial assistance agreements with other entities. On September 30, 2019 and December 31, 2018, actuarial responsibilities related to the benefits provided directly by Fundação Zerrenner were fully funded by plan assets, held for that purpose, which significantly exceeded the liabilities at these dates. Ambev recognizes the assets (prepaid expenses) of this plan to the extent of amounts from economic benefit available to the Company, arising from reimbursements or future contributions reduction.

The expenses incurred by Fundação Zerrenner in providing these benefits totaled R$192,970 (R$207,488 on September 30, 2018), of which R$170,536 and R$22,434 related to active employees and retirees respectively (R$180,758 and R$26,730 on September 30, 2018 related to active employees and retirees respectively).

b) Leasing

Ambev, through its subsidiary BSA (labeling), has an asset leasing agreement with Fundação Zerrenner, for R$85,028 maturing on May 31, 2020 that can be extended for a further year.

Ambev S.A.

Notes to the interim consolidated financial statements

As at September 30, 2019

(All amounts in thousands of reais unless otherwise stated)

c) Leasing – Ambev head office

Ambev has a leasing agreement of two commercial sets with Fundação Zerrenner in the annual amount of R$3,255, maturing on January, 2020.

d) Licensing agreement

The Company maintains a licensing agreement with Anheuser-Busch, Inc., to produce, bottle, sell and distribute Budweiser products in Brazil, Canada and Argentina, and sale and distribution agreements for Budweiser products in Guatemala, in Dominican Republic, in Paraguay, in El Salvador, in Nicaragua, in Uruguay, in Chile, in Panama, in Costa Rica e in Puerto Rico. In addition, the Company produces and distributes Stella Artois products under license to ABI in Brazil and Canada and, by means of a license granted to ABI, it also distributes Brahma’s product in the United States and several countries such as the United Kingdom, Spain, Sweden, Finland and Greece. The amount recorded was R$1,428 (R$1,600 at September 30, 2018) and R$344,128 (R$332,466 at September 30, 2018) as licensing income and expense, respectively.

Ambev has licensing agreements with the Group Modelo, subsidiaries of ABI, for to import, promote and sell products Corona (Corona Extra, Corona Light, Coronita, Pacifico and Negra Modelo) in the countries of the Latin America and Canada.

Transactions with related parties

				09/30/2019
Current	Trade receivables (i)	Other Trade receivables (i)	Trade payables (i)	Other Trade payables (i)
AB InBev	14,998	-	(17,688)	-
AB Services	5,099	-	(281)	-
AB USA	31,233	4,611	(197,550)	-
Bavaria	1,074	-	(35,582)	-
Cervecería Modelo	7,828	16,395	(557,651)	-
Inbev	769	64,223	(41,447)	-
ITW International	-	-	(231,155)	(105,703)
Panama Holding	29,624	-	(1,483)	-
Others	24,021	688	(173,061)	-
	114,646	85,917	(1,255,898)	(105,703)

(i) The amount represents the marketing operations (purchase and sale) and the reimbursement between the companies of the group.

				12/31/2018
Current	Trade receivables (i)	Other Trade receivables (i)	Trade payables (i)	Other Trade payables (i)
AB InBev	16,381	-	(19,670)	-
AB Procurement	1,071	-	(28)	-
AB Services	43,728	-	(1,687)	-
AB USA	27,827	3,847	(265,206)	-
Cervecería Modelo	135,111	-	(583,806)	-
Inbev	601	45,575	(14,280)	-
ITW International	-	-	(248,942)	(66,452)
Panamá Holding	41,085	-	(15,821)	-
Others	28,645	538	(126,443)	-
	294,449	49,960	(1,275,883)	(66,452)

(i) The amount represents the marketing operations (purchase and sale) and the reimbursement between the companies of the group.

Ambev S.A.

Notes to the interim consolidated financial statements

As at September 30, 2019

(All amounts in thousands of reais unless otherwise stated)

The tables below represents the transactions with related parties recognized in the income statement:

		Nine-month period ended: 09/30/2019
Company	Product Sales and Others	Service Fee / Expense Reimbursement and Others	Product Purchases and Others	Service Fee / Expense Reimbursement and Others	Net Finance Cost
AB USA	33,923	-	(604,499)	-	-
AB Package	-	-	(55,693)	-	-
Cervecería Modelo	93	-	(931,025)	-	-
Inbev	-	-	(118,785)	-	-
ITW International	-	-	-	-	(34,887)
Others	2,628	-	(175,655)	-	-
	36,644	-	(1,885,657)	-	(34,887)

	Three-month period ended: 09/30/2019
Company	Product Sales and Others	Service Fee / Expense Reimbursement and Others	Product Purchases and Others	Service Fee / Expense Reimbursement and Others	Net Finance Cost
AB USA	12,928	-	(202,305)	-	-
AB Package	-	-	(18,053)	-	-
Cervecería Modelo	(99)	-	(316,732)	-	-
Inbev	-	-	(38,629)	-	-
ITW International	-	-	-	-	(4,282)
Others	2,407	-	(58,399)	-	-
	15,236	-	(634,118)	-	(4,282)

		Nine-month period ended: 09/30/2018
Company	Product Sales and Others	Service Fee / Expense Reimbursement and Others	Product Purchases and Others	Service Fee / Expense Reimbursement and Others	Net Finance Cost
AB Procurement	17,113	-	-	(477)	-
AB USA	41,935	24	(553,125)	(1,652)	-
Ambev Peru	27	-	-	-	-
Cervecería Modelo	26	-	(741,042)	(2,125)	-
Inbev	-	-	(79,025)	-	-
Others	8,839	156	(108,360)	(16,742)	(8,221)
	67,940	180	(1,481,552)	(20,996)	(8,221)

		Three-month period ended: 09/30/2018
Company	Product Sales and Others	Service Fee / Expense Reimbursement and Others	Product Purchases and Others	Service Fee / Expense Reimbursement and Others	Net Finance Cost
AB Procurement	76	-	-	(477)	-
AB USA	15,566	9	(249,168)	(896)	-
Ambev Peru	(292)	-	-	-	-
Cervecería Modelo	(30)	-	(192,423)	(834)	-
Inbev	-	-	(37,992)	-	-
Others	1,413	46	(52,446)	(1,625)	(149)
	16,733	55	(532,029)	(3,832)	(149)

Ambev S.A.

Notes to the interim consolidated financial statements

As at September 30, 2019

(All amounts in thousands of reais unless otherwise stated)

Denomination used in the tables above:

AB InBev Procurement GmbH (“AB Procurement”)
Anheuser-Busch InBev N.V. (“AB InBev”)
Anheuser-Busch Inbev Services LLC (“AB Services”)
Anheuser-Busch Inbev USA LLC (“AB USA”)
Anheuser-Busch Packaging Group Inc. (“AB Package”)
Bavaria S.A. (“Bavaria”)
Cervecería Modelo de Mexico S. de R.L. de C.V. (“Cervecería Modelo”)
Cerveceria Nacional S de RL (“Panamá Holding”)
Compañia Cervecera Ambev Peru S.A.C. (“Ambev Peru”)
Inbev Belgium N.V. (“Inbev”)
Interbrew International B.V. (“ITW International”)

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 4, 2019

AMBEV S.A.

By:	/s/ Fernando Mommensohn Tennenbaum
Fernando Mommensohn Tennenbaum Chief Financial and Investor Relations Officer